


SEC MAIL PROCESSING
RECEIVED
APR 21 2006
WASH. D.C.
185
SECTION

2005 Annual Report

MATURITY STRENGTH MARKET SHARE POSITIONING CONSISTENCY



ON THE MARK

North Bay
BANCORP

VISION

The vision of North Bay Bancorp is to operate the premier community bank franchise in the North Bay Region, providing superior quality service to businesses, business owners and consumers while generating financial returns in the top quartile of our peer group.

North Bay Bancorp is committed to improving profitability, maintaining superior asset quality, expanding and improving our product line and exploring growth opportunities including acquisition prospects and potential new branch locations consistent with our goal of growing and expanding contiguously in markets that have sound business populations and an environment receptive to a new community bank entrant to the market.

MISSION STATEMENT

Integrity, Responsiveness, Value.
Every Day, Every Way!

FORWARD LOOKING STATEMENT

In addition to the historical information, this Annual Report contains certain forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "Safe Harbor" created by those Sections. The reader of this Annual Report should understand that all such forward-looking statements are subject to various uncertainties and risks that could affect their outcome. The Company's actual results could differ materially from those suggested by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, (i) variances in the actual versus projected growth in assets, return on assets, loan losses, expenses, rates charged on loans and earned on securities investments, rates paid on deposits, and fee and other noninterest income earned; (ii) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (iii) enactment of adverse government regulation; (iv) adverse conditions and volatility, including the United States' war on terrorism, the war in Iraq, in the stock market, the public debt market and other capital markets and the impact of such conditions on the Company; (v) continued changes in the interest rate environment may reduce interest margins and adversely impact net interest income; (vi) the ability to satisfy the requirements of the Sarbanes-Oxley Act and other regulations governing internal controls; (vii) as well as other factors. This entire Annual Report should be read to put such forward-looking statements in context and to gain a more complete understanding of the uncertainties and risks involved in the Company's business.

Moreover, wherever phrases such as or similar to "In Management's opinion", or "Management considers" are used, such statements are as of and based upon the knowledge of Management, at the time made and are subject to change by the passage of time and/or subsequent events, and accordingly such statements are subject to the same risks and uncertainties noted above with respect to forward-looking statements.

CONTENTS



TO OUR SHAREHOLDERS North Bay Bancorp has a clear vision of its direction and a passion for building and expanding a community bank that is widely respected—within the banking industry and among investors of all stripes—for serving our communities well and steadily enhancing shareholder value. Today, as we move into 2006, we're on the mark to achieve our vision.

In 2005, management focused on refining our strategic processes and team structure—putting the right people into place to retain our momentum and build on the reputation for consistency and strength North Bay has achieved through the years. We have gained an impressive deposit market share in Napa County of 15.1% at mid-year 2005, while our Solano County market share has grown to 3.96% in 2005 compared with 3.11% in 2004.



left to right:
Stephanie Rode: SVP Compliance and Risk
Virginia Robbins: COO
Glen C. Terry: President, The Vintage Bank
Terry Robinson: CEO
Kathi Metro: EVP Credit Administration
Susan Fonseca: SVP Human Resources
John Nerland: President, Solano Bank
Not pictured: Patrick Phelan: CFO

Total assets surpassed $600 million at year-end 2005, up 7% from 2004, while net income grew 31% to a record $6.6 million, or $1.56 per diluted share. Our unique, growth-oriented markets continue to be among the nation's most desirable to investors and our exceptionally loyal customers have provided us with an excellent core deposit base upon which to build shareholder value.

North Bay Bancorp continues to enjoy stellar asset quality, with zero non-performing loans for the sixth consecutive year—a rare accomplishment in the banking industry. Our strong credit culture, community ties, consistent underwriting, relationship banking and intimate knowledge of local industries to which our lending is directed all contribute to our exceptional credit quality.

Our 2005 results showcase the focused effort and commitment of our strong team to provide "best of class" financial products with convenient, professional "high-touch" service. We're making our mark in the banking industry while creating a significant and positive impact on our communities.

From management to front-line staff, we've fine-tuned each person's role to best match their unique skills to the job—thereby maximizing their contributions to our profitability. Leading the way are our newest senior manager additions: Chief Financial Officer Patrick Phelan and Chief Operating Officer Virginia Robbins. Both are recognized and respected banking professionals who joined us for the opportunity to work with a dynamic, growing organization.

Our hard work and dedication have also resulted in increased recognition by the investment community. We were named one of the 38 "Small Cap All-Stars" by Sandler O'Neill & Partners, which evaluates publicly owned banks (with less than $1 billion in market capitalization) on the basis of their return on equity, deposit & loan growth rates and asset quality. Additionally, The Vintage Bank ranked among the US Banker's Top 100 Banks of 2005.

We greatly appreciate the efforts of our committed employees, directors and volunteer community board members for their contributions to our progress. We also wish to thank our customers for their continuing partnership and our shareholders for entrusting us with their capital. As we build upon our momentum for 2005, we're right on the mark for 2006. We are looking forward to another profitable and prosperous year.

Kindest Regards,



Terry L. Robinson
President and Chief Executive Officer

March 8, 2006

strength

AT NORTH BAY BANCORP WE'RE RIGHT WHERE WE WANT TO BE.



THERESA C. HITE, SUMMIT PROPERTY:

"Solano Bank and my account representative, Sherri Ford, provide me and my company with top quality services. They come to us with new and innovative services long before we have to ask them. They're always ahead of the curve! At Solano Bank my entire staff and I are treated like family!"



ON THE MARK

2005 was an excellent year at North Bay Bancorp. Following the merger of our two bank charters in January, we have evolved into an increasingly efficient company with a focused vision and a consistent mindset. This enhanced level of cohesiveness not only helped us achieve goals beyond our expectations in 2005, but also laid the foundation for future improvements in efficiency and profitability.

In other words, at North Bay Bancorp we're right where we want to be—continuing our growth, bringing the best people aboard, and staying right on the mark.

CONTINUED GROWTH

Even in the face of increasing community bank competition, North Bay Bancorp has built a highly respected franchise with an unrivaled core deposit base in its markets. It's a clear sign of the steadfast loyalty the clients have for The Vintage Bank and Solano Bank.

RECRUITING THE BEST

There are few things more important to North Bay Bancorp's business philosophy than having the right talent on our team. In 2005 we were pleased to enhance our management capacity with a new Chief Financial Officer and Chief Operating Officer.

Patrick Phelan



Chief Financial Officer

Formerly EVP/CFO and a Director of Business Bank of California and EVP/CFO of Metro Commerce Bank, Patrick Phelan is a recognized banking expert who most recently has been a consultant and private investor.

"This is an exciting opportunity to join the senior management team and contribute to the future growth of the bank."



Virginia Robbins

Chief Operating Officer

Virginia Robbins comes to North Bay Bancorp from Chela Education Funding, where she was Chief Information and Operations Officer. Her broad background includes several management roles with Pacific Bank in San Francisco and Civic Bank of Commerce in Oakland.

"I'm excited to be associated with a company that is growing aggressively and profitably with good people and deep ties to its community."

market share

WE INCREASED OUR PRESENCE IN OUR COMMUNITIES AND ATTRACTE


RAMSAY



GLEN C. TERRY, PRESIDENT

THE VINTAGE BANK: "The Vintage Bank is extremely fortunate to operate in the thriving Solano County market and the prestigious Napa market among internationally recognized wine industry leaders."

SPECIAL COMMUNITIES, UNIQUE MARKETS

North Bay Bancorp spent 2005 taking advantage of the distinct professional and niche market opportunities our world-renowned agricultural and wine-producing region offers. Doing so increased our presence in our communities, enhanced our profile with investors and attracted internationally recognized clients.

UNIQUE, GROWING COMMUNITIES

Solano County continues to be the Bay Area's fastest-growing county, while maintaining a recognized level of affordability. We're seeing a trend of San Francisco bay-area residents increasingly migrating north to our communities. With demand for both local residential and commercial real estate at all-time highs, the opportunities for The Vintage Bank to support these thriving environments in the coming years is unmatched.

COMMUNITY BOARDS

In 2004, both The Vintage Bank and Solano Bank established Community Boards, comprised of hand-selected local business leaders to establish even deeper connections to our communities. The Boards are designed to provide the Bank with critical feedback and insight into each community's needs.

Community Board members are also strong and vocal advocates for the Bank, further enhancing our already-stellar profile and providing credible endorsements to other individuals and businesses.

positioning

WE LISTEN CLOSELY TO THE NEEDS OF OUR COMMUNITIES—AND RESPON





MAKING A MARK IN BUSINESS BANKING

North Bay Bancorp listens closely to the needs and dreams of our communities and responds with products and services to meet them. During 2005, our focus turned towards servicing the growing needs of small and mid-sized businesses in our markets while maintaining high customer service standards for our existing base of retail customers.

POSITIONED FOR BUSINESS GROWTH

As our local economy grows and new businesses move into our area to become part of our distinguished agricultural and wine industries, The Vintage Bank is poised to serve the needs of those emerging businesses.

2005 marked several key advancements in continuing to position our company as the leading financial partner for businesses. For example, The Vintage Bank implemented Cash Management Services into our product mix to enhance business owners' financial opportunities. We also streamlined loan processing through a centralized hub, which has resulted in expedited loans and better service to our business clients.

SBA PREFERRED LENDERS

The Vintage Bank was honored in 2005 when the U.S. Small Business Administration (SBA) named The Vintage Bank and Solano Bank as Preferred Lenders—a prestigious status and honor that sends a credible vote of confidence in our business lending and banking expertise to the community and beyond.

consistency

NORTH BAY BANCORP WILL KEEP BUILDING ON THE INCREDIBLE MOMENTU







RON OGLETREE, PRESIDENT OF OGLETREE'S:

"The Vintage Bank is doing an exceptional job of meeting our business banking needs."

(from left: Matt Chia, Ron Ogletree)

OUR MARK FOR THE FUTURE

North Bay Bancorp looks forward into 2006 with great confidence, knowing that our increasingly efficient and profitable organization will keep building on the momentum we gained in 2005—with the continued goal to grow in absolute dollars as well as market share while increasing return on equity and earnings per share.

CONTINUING TO CAPITALIZE ON SARBANES OXLEY (SOX)

While SOX compliance efforts were challenging, North Bay Bancorp approached our compliance plan with a strategic mindset. Today, we're proud to reflect on 2005 as a year when we turned SOX into an opportunity to continue refining our organization. We will continue to refine these improvements well into 2006 and beyond, resulting in substantial growth in efficiency.



FINANCIAL REPORT



MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER'S PURCHASES OF EQUITY SECURITIES

North Bay Bancorp (The "Company"), organized November 1, 1999, is the holding company for The Vintage Bank (the "Bank"), which is a wholly owned subsidiary. Effective January 15, 2005, the Company merged Solano Bank, previously a wholly owned subsidiary of Bancorp, into the Bank. The Company's common stock is traded on the Nasdaq National Market System under the symbol NBAN effective September 3, 2002.

The following table (adjusted for the 2006, 2005 and 2004 stock dividends and stock splits) summarizes the common stock high and low prices based upon transactions of which the Company is aware:

Quarter Ended	High	Low
March 31, 2004	$20.41	$18.08
June 30, 2004	$21.30	$18.74
September 30, 2004	$19.80	$16.95
December 31, 2004	$27.44	$18.02
March 31, 2005	$31.30	$24.88
June 30, 2005	$28.81	$22.88
September 30, 2005	$29.98	$23.81
December 31, 2005	$28.76	$24.86

There may be other transactions of which the Company is not aware and, accordingly, they are not reflected in the range of actual sales prices stated. Further, quotations reflect inter-dealer prices without retail mark-up, markdown or commission and may not represent actual transactions. Additionally, since trading in the Company's common stock is limited, the range of prices stated are not necessarily representative of prices that would result from a more active market.

On October 28, 2002, the Board of Directors of North Bay Bancorp declared a dividend of one share purchase right (a "Right") for each outstanding share of common stock, no par value of the Company, payable on December 6, 2002 to shareholders of record as of November 15, 2002. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Preferred Stock (the "Preferred Stock") of the Company, at a price of $90.00 per Unit, subject to adjustment. The Rights are only exercisable in the event of certain changes in control. The Description and terms of the Rights are set forth in a Rights Agreement between the Company and Registrar and Transfer Company, as Rights Agent.

The Company paid cash dividends of $0.14 per share in 2005 and $0.11 per share in 2004. The holders of common stock of Bancorp are entitled to receive cash dividends when and as declared by the Board of Directors, out of funds legally available for the payment of dividends. The Company had a 3-for-2 stock split on December 16, 2004.

On February 27, 2006, the Board of Directors of Bancorp declared a $0.15 per share cash dividend and a 5% stock dividend payable April 12, 2006 to shareholders of record on March 22, 2006.

As of March 13, 2006, there were 912 holders of record of North Bay Bancorp's common stock.

The following chart provides information as of December 31, 2005 concerning the Company's Stock Option Plan, the Company's only equity compensation plan:

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants, And Rights a	Weighted Average Exercise Price Of Outstanding Options, Warrants And Rights b	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a) c
Equity compensation plans approved by security holders	534,419	$15.47	234,486
Equity compensation plans not approved by security holders	—	—	—
Total	**534,419**	**$15.47**	**234,486**

SELECTED FINANCIAL DATA

The following table presents a summary of selected consolidated data for the Company for the five years ended December 31, 2005. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto appearing elsewhere in the annual report:

(In $000's except share and per share data)	2005	2004	2003	2002	2001
Statements of operations data					
Interest income	$33,865	$26,585	$22,251	$21,179	$20,307
Interest expense	5,082	3,543	2,995	3,691	5,887
Net interest income	28,783	23,042	19,256	17,488	14,420
Provision for loan losses	815	620	238	576	447
Net interest income after provision for loan losses	27,968	22,422	19,018	16,912	13,973
Noninterest income	3,941	4,198	3,847	3,111	2,691
Noninterest expense	21,171	18,536	16,315	14,316	11,955
Provision for income taxes	4,105	3,020	2,179	1,999	1,687
NET INCOME	**$6,633**	**$5,064**	**$4,371**	**$3,708**	**$3,022**
Basic per share data: (1)					
Earnings per share	$1.63	$1.26	$1.11	$0.97	$0.81
Average shares outstanding	4,074,163	4,011,405	3,939,386	3,825,886	3,744,370
Diluted per share data: (1)					
Earnings per share	$1.56	$1.23	$1.08	$0.95	$0.80
Average shares outstanding	4,254,100	4,116,168	4,034,495	3,921,395	3,785,347
Balance sheet data:					
Total assets	$602,697	$562,063	$459,482	$416,458	$326,806
Net loans	409,504	373,629	303,139	234,337	183,548
Total deposits	516,393	484,493	406,445	367,803	292,441
Shareholders' equity	50,053	44,134	39,441	35,343	29,980

(1) All per share amounts have been adjusted to reflect the 5% stock dividends declared January 29, 2001, January 28, 2002, January 27, 2003, January 26, 2004, January 24, 2005 and February 27, 2006 as well as a 3-for-2 stock split declared November 22, 2004.

FORWARD LOOKING STATEMENT This Annual Report contains statements relating to future results of the Company that are considered to be "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, loan loss reserve adequacy, accounting for available-for-sale securities and deferred assets, simulation of changes in interest rates and litigation results. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties including, but not limited to, changes in political and economic conditions, interest rate fluctuations, competitive product and pricing pressures within the Company's markets, equity and fixed income market fluctuations, personal and corporate customers' bankruptcies, inflation, acquisitions and integrations of acquired businesses, technological change, changes in law, changes in fiscal, monetary, regulatory and tax policies, monetary fluctuations, success in gaining regulatory approvals when required as well as other risks and uncertainties. These forward looking statements speak only as of the date on which these statements are made, and the Company undertakes no obligation to update any forward looking statement to reflect events or circumstances after the date on which these statements are made or to reflect the occurrence of unanticipated events.

Moreover, wherever phrases such as or similar to "in Management's opinion", or "Management considers" are used, these statements are as of and based upon knowledge of Management, at the time made and are subject to change by the passage of time and/or subsequent events, and accordingly such statements are subject to the same risk and uncertainties noted above with respect to forward looking statements.

This discussion should be read in conjunction with the financial statements and the notes included herein.

OVERVIEW The Company reported net income of $6,633,000, or $1.56 per diluted share, in 2005 compared with $5,064,000, or $1.23 per diluted share, in 2004 and $4,371,000, or $1.08 per diluted share, in 2003, equating to a return on average assets of 1.11%, .97% and 1.00% for years 2005, 2004 and 2003, respectively. The return on average equity was 13.94% in 2005 compared with 12.34% and 11.70% in 2004 and 2003, respectively.

As of December 31, 2005, total assets were $602,697,000 compared with total assets of $562,063,000 at year end 2004, representing a 7% increase in 2005. Deposits increased 7% in 2005 and loans, net of the allowance for loan losses, increased 10%.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES The Company's accounting policies are integral to understanding the results reported. The most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. The Company has established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

ALLOWANCE FOR LOAN LOSSES The allowance for loan losses represents management's best estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged-off, net of recoveries.

We evaluate our allowance for loan losses on a quarterly basis. We believe that the allowance for loan losses is a "critical accounting estimate" because it is based upon management's assessment of various factors affecting the collectibility of the loans, including current and projected economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans and commitments.

We determine the appropriate level of the allowance for loan losses, using an analysis of the various components of the loan portfolio, including all significant credits on an individual basis. We segment the loan portfolios into as many components as practical, with each component having similar characteristics, such as risk classification, past due status, type of loan, industry or collateral.

Management has an established methodology for calculating the level of the allowance for loan losses.

We analyze the following components of the portfolio and consider them in determining the adequacy of the allowance for loan losses:

Specific allowances defined as:

- Management assessment of all loans classified as substandard or worse, with an outstanding balance of $100,000 or more
- A specific allowance is provided for any amount by which the loan's collateral fair value is insufficient to cover the loan; or discounting estimated future cash flows, or by observing the loan's market price if it is of a kind for which there is a secondary market

General allowance defined as:

- An allowance for all loans outstanding within the portfolio and not contained in the specific allowance

Judgmental allowance defined as:

- National and local economic trends and conditions
- Trends in volume of loans
- Changes in underwriting standards and/or lending personnel
- Concentrations of credit within the portfolio

No assurance can be given that the Company will not sustain loan losses that are sizable in relation to the amount reserved, or that subsequent evaluations of the loan portfolio will not require an increase in the allowance. Prevailing factors in association with the methodology may include improvement or deterioration of individual commitments or pools of similar loans, or loan concentrations.

AVAILABLE FOR SALE SECURITIES SFAS 115 requires that available for sale securities be carried at fair value. We believe this is a "critical accounting estimate" in that the fair value of a security is based on quoted market prices or if quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments. Adjustments to the available for sale securities fair value impact the consolidated financial statements by increasing or decreasing assets and shareholders' equity.

DEFERRED TAX ASSETS Deferred income taxes reflect the estimated future tax effects of temporary differences between the reported amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced.

SUMMARY OF EARNINGS

RETURN ON EQUITY AND ASSETS The following sets forth key ratios for the periods ending December 31, 2005, 2004 and 2003.

	2005	2004	2003
Net income as a percentage of average assets	1.11%	0.97%	1.00%
Net income as a percentage of average equity	13.94%	12.34%	11.70%
Average equity as a percentage of average assets	7.99%	7.84%	8.50%
Dividends declared per share as a percentage of net income per share	9.15%	11.27%	11.17%

NET INTEREST INCOME Net interest income before provision for loan losses was $28,783,000, $23,042,000 and $19,256,000 in 2005, 2004 and 2003, respectively, representing increases of 25% in 2005 and 20% in 2004.

The following table sets forth average daily balances of assets, liabilities, and shareholders' equity during 2005, 2004 and 2003, along with total interest income earned and expense paid, and the average yields earned or rates paid thereon and the net interest margin for the years ended December 31, 2005, 2004 and 2003.

(In $000's)	December 31, 2005 Average Balance	Income/ Expense	Rate/ Yield	December 31, 2004 Average Balance	Income/ Expense	Rate/ Yield	December 31, 2003 Average Balance	Income/ Expense	Rate/ Yield
Assets									
Loans (1)	$402,770	$28,516	7.08%	$352,863	$22,828	6.47%	$277,220	$18,782	6.78%
Investment securities:									
Taxable	90,039	3,621	4.02%	78,007	2,945	3.78%	78,457	2,535	3.23%
Non-taxable (2)	14,874	541	5.51%	13,719	522	5.04%	16,948	725	5.65%
Total loans and investment securities	507,683	32,678	6.49%	444,589	26,295	5.95%	372,625	22,042	5.98%
Due from banks, time	100	3	3.00%	100	3	3.00%	100	2	2.00%
Federal funds sold	32,861	1,184	3.60%	19,710	287	1.46%	18,104	207	1.14%
Total earning assets	**540,644**	**33,865**	**6.32%**	**464,399**	**26,585**	**5.76%**	**390,829**	**22,251**	**5.75%**
Cash and due from banks	34,664			38,602			28,216		
Allowance for loan losses	(4,535)			(3,814)			(3,403)		
Premises & equipment, net	9,847			10,724			11,125		
Accrued interest receivable and assets	15,285			13,417			12,157		
TOTAL ASSETS	**$595,905**			**$523,328**			**$438,924**		
Liabilities & shareholders' equity									
Deposits:									
Interest bearing demand	$238,681	$1,947	0.82%	$215,854	$1,201	0.56%	$176,724	$916	0.52%
Savings	42,157	91	0.22%	41,858	97	0.23%	32,678	107	0.33%
Time	79,384	1,752	2.21%	76,114	1,290	1.69%	77,198	1,430	1.85%
Total deposits	360,222	3,790	1.05%	333,826	2,588	0.78%	286,600	2,453	0.86%
Borrowings	29,310	1,292	4.41%	23,325	955	4.09%	10,750	542	5.04%
Total interest bearing liabilities	**389,532**	**5,082**	**1.30%**	**357,151**	**3,543**	**0.99%**	**297,350**	**2,995**	**1.01%**
Noninterest bearing demand	154,232			120,777			100,342		
Accrued interest payable and other liabilities	4,547			4,347			3,876		
Shareholders' equity	47,594			41,053			37,356		
TOTAL	**$595,905**			**$523,328**			**$438,924**		
NET INTEREST INCOME		**$28,783**			**$23,042**			**$19,256**	
Net interest income to average earning assets									
NET INTEREST MARGIN (3)			**5.38%**			**5.00%**			**4.99%**

(1) Loan interest income includes loan fee income of $1,310 in 2005, $1,054 in 2004 and $1,119 in 2003.

(2) Average yields shown on non-taxable investment securities are presented on a fully taxable-equivalent basis using the federal statutory tax rate of 34% for all years presented. On a non-taxable - equivalent basis, the 2005 average yield was 3.64%, 3.80% in 2004, and 4.28% in 2003.

(3) Net interest margin is calculated by dividing net interest income (as adjusted for the non-taxable investment securities) by the average balance of total earning assets for the applicable year.

The following table sets forth a summary of the changes in interest earned and interest paid in 2005 over 2004 and 2004 over 2003 resulting from changes in assets and liabilities volumes and rates. The change in interest due to both rate and volume has been included in the rate variance.

	2005 over 2004			2004 over 2003		
(In $000's)	Volume	Rate	Total	Volume	Rate	Total
Increase (decrease) in interest and fee income						
Loans	$3,231	$2,457	$5,688	$5,141	$(1,095)	$4,046
Time deposits with other financial institutions	—	—	—	—	1	1
Investment securities:						
Taxable	458	218	676	(15)	425	410
Non-taxable (1)	44	(25)	19	(138)	(65)	(203)
Federal funds sold	193	704	897	18	62	80
Total interest and fee income	3,926	3,354	7,280	5,006	(672)	4,334
Increase (decrease) in interest expense						
Deposits:						
Interest bearing transaction accounts	136	610	746	205	80	285
Savings	(1)	(5)	(6)	31	(41)	(10)
Time deposits	52	410	462	(22)	(118)	(140)
Total deposits	187	1,015	1,202	214	(79)	135
Borrowings	244	93	337	698	(285)	413
Total interest expense	431	1,108	1,539	912	(364)	548
NET INTEREST INCOME	**$3,495**	**$2,246**	**$5,741**	**$4,094**	**$(308)**	**$3,786**

(1) The interest earned is presented on a non taxable-equivalent basis.

Net interest income is impacted by changes in the volume and mix of earning assets and interest-bearing liabilities and changes in interest rates. The increase in net interest income in 2005 compared with 2004 was primarily due to both the volume and rate increase in loans. The net interest margin increased in 2005 compared with 2004, equating to 5.38% in 2005 compared with 5.00% in 2004. The Company continues to enjoy a net interest margin higher than peer institutions of comparable size due to its low cost of funds.

Interest income increased $7,280,000, or 27%, in 2005 compared with 2004. Increases in the volume of earning assets accounted for increasing interest income by $3,926,000, and an increase of $3,354,000 was attributable to higher rates. The increase in interest income of $4,334,000 or 20% in 2004 compared with 2003 was primarily due to the growth in average total earning assets.

Total interest expense increased $1,539,000, or 43%, in 2005 compared with 2004. Increases in the volume of deposits and other borrowings increased interest expense by $431,000 and an increase of $1,108,000 was attributable to an increase in rates. Interest expense increased $548,000 in 2004 compared with 2003; the effect of volume increases accounted for $912,000 that was offset by a decrease of $364,000, or 20%, attributable to lower rates.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

Credit risk is inherent in the business of lending. As a result, the Company maintains an allowance for loan losses to absorb probable losses inherent in the Company's loan portfolio. This is maintained through periodic charges to earnings. These charges are shown in the Consolidated Statements of Operations as provision for loan losses. All specifically identifiable and quantifiable losses are immediately charged off against the allowance. However, for a variety of reasons, not all losses are immediately known to the Company and, of those that are known, the full extent of the loss may not be quantifiable at that point in time. The balance of the Company's allowance for loan losses is meant to be an estimate of the probable losses inherent in the portfolio.

The Company's written lending policies, along with applicable laws and regulations governing the extension of credit, require risk analysis as well as ongoing portfolio and credit management through loan product diversification, lending limits, ongoing credit reviews, both internal and external, along with approval policies prior to funding of any loan. The Company manages and controls credit risk through diversification, close monitoring of any portfolio concentrations, loan limits to individuals and reviewing historical losses incurred by the Company. Loans that are performing but have shown some signs of weakness are subjected to more stringent reporting and oversight. Management has established a monitoring system for any concentration within the portfolio.

The existing portfolio consists of commercial loans to businesses, commercial and residential real estate loans and consumer products. The portfolio contains variable rate loans as well as loans with rates fixed for up to ten years. Fixed rate loans are primarily associated with real estate lending.

ASSESSMENT OF THE ADEQUACY OF THE ALLOWANCE FOR LOAN LOSSES AND THE ALLOCATION PROCESS

The Company formally assesses the adequacy of the allowance on a quarterly basis. Determination of the adequacy is based on ongoing assessments of the probable risk in the outstanding loan portfolio. These assessments include periodic re-grading of credits based on changes in their individual credit characteristics including delinquency, seasoning, recent financial performance of the borrower, economic factors, changes in the interest rate environment, growth of the portfolio as a whole or by segment and other factors as warranted. Loans are initially graded when originated. They are re-graded as they are renewed, when there is a new loan to the same borrower, when identified facts demonstrate heightened risk of nonpayment or if they become delinquent on a frequent basis. Re-grading of classified loans will occur at least monthly. Confirmation of the quality of the grading process is obtained by independent credit reviews conducted by consultants specifically hired for this purpose and by regulatory examiners.

The Company evaluates individual loans that meet its criteria (loans over $100,000 and graded substandard or lower) to determine if impaired and to establish a specific allowance as necessary. The Company establishes percentages for the general allowance requirements for other loans according to their classification as determined by the Company's internal grading system. These loans are identified through the following categories:

PASS These loans consist of the those graded as excellent, good and satisfactory.

WATCH These loans are not classified, but they contain potentially unsatisfactory characteristics.

SPECIAL MENTION These assets constitute an undue and unwarranted credit risk, but not to the point of justifying a classification to substandard.

SUBSTANDARD These are loans inadequately protected by current sound worth, paying capacity of the borrower or pledged collateral. Substandard loans normally have one or more well-defined weakness(es) that could jeopardize the repayment of the debt.

DOUBTFUL The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to the advantage and strengthening of the asset, writing down the loan and recognizing the loss is deferred until its more exact status may be determined.

LOSS Loans classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted.

The above, along with specific allocations for concentrations in real estate, SBA (7A) program and leases, are taken into consideration when evaluating the Company's allowance for loan losses.

As of December 31, 2005, the allowance for loan losses was $4,924,000, representing 1.19% of loans outstanding, as compared with an allowance for loan losses balance of $4,136,000 at December 31, 2004, representing 1.10% of loans outstanding. During 2005, 2004 and 2003, $815,000, $620,000 and $238,000, respectively, was charged to expense for the provision for loan losses.

NON-PERFORMING LOANS The Company's policy is to place loans on nonaccrual status when, for any reason, principal or interest is past due for ninety days or more unless they are both well secured and in the process of collection. Any interest accrued, but unpaid, is reversed against current income. Thereafter, interest is recognized as income only as it is collected in cash. As of December 31, 2005 and 2004, there were no nonaccrual loans, loans that were past due ninety days or more, or troubled debt restructurings.

HISTORICAL LOAN LOSS & RECOVERY EXPERIENCE The following table provides a summary of the Bank's loan loss experience for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

	December 31,				
(In $000's)	**2005**	**2004**	**2003**	**2002**	**2001**
Average loans for the period	$402,770	$352,863	$277,220	$212,735	$174,050
Loans outstanding at end of period	414,428	377,765	306,663	237,627	186,265
Allowance for loan losses					
Balance, beginning of period	4,136	3,524	3,290	2,717	2,268
Less loans charged off:					
Real estate loans	—	74	—	—	—
Commercial loans	—	15	—	—	—
Installment loans	33	11	12	10	4
Total loans charged off	**33**	**100**	**12**	**10**	**4**
Recoveries:					
Real estate loans	—	78	—	—	—
Commercial loans	—	3	—	—	—
Installment loans	6	11	8	7	6
Total recoveries	**6**	**92**	**8**	**7**	**6**
Net loans charged off (recovered)	27	8	4	3	(2)
Provision for loan losses	815	620	238	576	447
BALANCE, END OF PERIOD	**$4,924**	**$4,136**	**$3,524**	**$3,290**	**$2,717**
Net loans charged off (recovered) to average loans by types:					
Real estate loans	0.000%	-0.001%	0.000%	0.000%	0.000%
Commercial loans	0.000%	0.003%	0.000%	0.000%	0.000%
Installment loans	0.007%	0.000%	0.001%	0.001%	-0.001%
Net losses (recoveries) to average loans outstanding	0.007%	0.002%	0.001%	0.001%	-0.001%

The following tables, in thousands, summarize the allocation of the allowance for loan losses among loan types at December 31, 2005, 2004, 2003, 2002 and 2001.

		December 31, 2005	
(In $000's)	Composition of Loans	Amount Allocated for Loan Losses	Percentage of Loans in Each Category to Total Loans
Commercial loans	$85,979	$1,367	20.75%
Commercial loans secured by real estate	23,477	138	5.66%
Installment loans	38,856	219	9.38%
Real estate loans	233,723	2,774	56.40%
Construction loans	32,393	426	7.82%
Total loans outstanding	**414,428**		**100.00%**
Less allowance for loan losses	4,924	$4,924	
TOTAL, NET	**$409,504**		

		December 31, 2004	
(In $000's)	Composition of Loans	Amount Allocated for Loan Losses	Percentage of Loans in Each Category to Total Loans
Commercial loans	$67,068	$926	17.80%
Commercial loans secured by real estate	26,447	278	7.00%
Installment loans	36,339	221	9.60%
Real estate loans	220,316	2,397	58.30%
Construction loans	27,595	314	7.30%
Total loans outstanding	**377,765**		**100.00%**
Less allowance for loan losses	4,136	$4,136	
TOTAL, NET	**$373,629**		

		December 31, 2003	
(In $000's)	Composition of Loans	Amount Allocated for Loan Losses	Percentage of Loans in Each Category to Total Loans
Commercial loans	$45,991	$801	15.00%
Commercial loans secured by real estate	33,519	186	10.90%
Installment loans	28,860	158	9.40%
Real estate loans	163,088	2,018	53.20%
Construction loans	35,205	361	11.50%
Total loans outstanding	**306,663**		**100.00%**
Less allowance for loan losses	3,524	$3,524	
TOTAL, NET	**$303,139**		

Continued

(In $000's)	Composition of Loans	December 31, 2002 Amount Allocated for Loan Losses	Percentage of Loans in Each Category to Total Loans
Commercial loans	$46,061	$587	19.40%
Commercial loans secured by real estate	16,991	294	7.20%
Installment loans	24,102	272	10.10%
Real estate loans	131,167	1,688	55.20%
Construction loans	19,306	449	8.10%
Total loans outstanding	**237,627**		**100.00%**
Less allowance for loan losses	3,290	$3,290	
TOTAL, NET	**$234,337**		

(In $000's)	Composition of Loans	December 31, 2001 Amount Allocated for Loan Losses	Percentage of Loans in Each Category to Total Loans
Commercial loans	$29,730	$632	16.00%
Commercial loans secured by real estate	7,930	71	4.30%
Installment loans	20,301	259	10.90%
Real estate loans	106,851	1,588	57.30%
Construction loans	21,453	167	11.50%
Total loans outstanding	**186,265**		**100.00%**
Less allowance for loan losses	2,717	$2,717	
TOTAL, NET	**$183,548**		

The increase in the allowance for loan losses was due primarily to overall growth in the loan portfolio and related inherent risk of loss. Net loans charged off were $27,000 in 2005 compared with net charge offs of $8,000 in 2004.

Management recognizes that the estimation of probable losses in the portfolio is not a science and therefore the current allowance for loan losses is not expected to be equal to the result of the assessment. It is expected, however, that the assessment will demonstrate that the actual reserve is adequate for coverage of probable loan losses in the existing portfolio. To the extent that the current allowance is deemed insufficient to cover the estimate of unidentified losses, management will record an additional provision for loan loss. If the allowance is greater than appears to be required at that point in time, the provision expense may be adjusted accordingly.

Based on the current conditions of the loan portfolio, management believes that the $4,924,000 allowance for loan losses at December 31, 2005 is adequate to absorb potential losses inherent in the loan portfolio. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the portfolio.

In the course of examination, regulators may require the Company to increase its amount in its allowance for loan losses based on information available to them at the time of their evaluation.

NONINTEREST INCOME Details of noninterest income are as follows:

(In $000's)	2005	2004	2003
Service charges and other fees	$2,073	$2,249	$1,645
Gain on sale of investment securities, net	—	262	637
Other income	1,868	1,687	1,565
TOTAL	**$3,941**	**$4,198**	**$3,847**

Noninterest income for year 2005 decreased $257,000, or 6%, compared with 2004. The decline reflects a decrease in service charge income resulting from reduced non-sufficient funds (NSF) check activity. In addition, no securities gains were recorded in 2005 compared with the securities gains of $262,000 in 2004. Increases during 2004 compared with 2003 were $351,000, or 9%. Gains on securities transactions in 2004 and 2003 were primarily due to selling securities with less than one year remaining to maturity to provide funding for loans or to reinvest in securities with a longer duration and higher effective yield to maturity.

NONINTEREST EXPENSE Details of noninterest expense are as follows:

(In $000's)	2005	2004	2003
Salaries and related benefits	$11,171	$9,993	$8,795
Occupancy	1,787	1,487	1,289
Equipment	2,037	2,018	1,703
Other	6,176	5,038	4,528
TOTAL	**$21,171**	**$18,536**	**$16,315**

Salaries and benefits expense increased 12% and 14% in 2005 and 2004, respectively, from the previous year. The increases were primarily due to increases in the number of full-time equivalent employees, which has increased from approximately 131 at year-end 2001 to 167 at year-end 2005 as the Company has continued to grow its operations.

The 20% increase in occupancy expense during 2005 compared with 2004 was primarily due to having vacant space in the Vacaville office building owned by the Company and to opening a branch office in American Canyon in August 2004. The 15% increase in occupancy expense in 2004 compared with 2003 was primarily in rent and depreciation associated with opening a new branch in American Canyon.

Equipment expense increased 1% in 2005 compared with 2004. The 18% increase in 2004 compared to 2003 was primarily due to the Company reversing approximately $168,000 in accrued maintenance fees during 2003 as the result of settling litigation with a former software supplier and additional costs associated with maintaining ATMs.

The key components of other expenses are as follows:

(In $000's)	2005	2004	2003
Professional services	$2,558	$1,240	$1,387
Business promotion	561	658	554
Stationery and supplies	499	393	380
Insurance	269	320	224
Other	2,289	2,427	1,983
TOTAL	**$6,176**	**$5,038**	**$4,528**

Professional services increased $1,318,000, or 106%, in 2005 compared with the prior year primarily due to increases in consulting and audit costs associated with Sarbanes-Oxley compliance work. The 11% decrease in 2004 was primarily due to lower legal fees, offset by increased audit expense. Business promotion expense decreased 15% in 2005 compared with 2004. This decrease was primarily due to a decrease in advertising costs. The 19% increase in 2004 compared with 2003 was primarily the result of increased marketing expenditures. Stationery and supplies expense increased 27% and 3% in 2005 and 2004 respectively, reflecting overall volume increases and increased costs associated with the opening of a branch office in American Canyon in August 2004. Insurance expenses decreased 16% in 2005 compared to a 43% increase in 2004. The decrease in 2005 was due to a decrease in workers compensation insurance costs. The increase in 2004 was due to increases in volumes and number of locations, as well as increases in workers' compensation costs. Other expenses decreased 6% in 2005 compared to an increase of 22% in 2004. The decrease in 2005 was primarily due to decreases in postage and dues and subscription expenses. The increase in 2004 was primarily due to increased expenses for loans, postage, courier services, conferences and other miscellaneous expenses.

PROVISION FOR INCOME TAXES The Company reported a provision for income taxes of $4,105,000, $3,020,000 and $2,179,000 for years 2005, 2004 and 2003, respectively. These provisions reflect accrual for taxes at the applicable rates for Federal and California state income taxes based upon reported pre-tax income and adjusted for the beneficial effect of the Company's investment in qualified municipal securities and life insurance products. The Company has not been subject to an alternative minimum tax (AMT).

BALANCE SHEET

Total assets as of December 31, 2005 were $602,697,000 compared with $562,063,000 as of year-end 2004, representing a 7% increase in 2005 and a 22% increase in 2004. Total deposits grew from $484,493,000 in 2004 to $516,393,000 in 2005, representing a 7% increase, compared with a 19% increase in 2004. Total loans, net of allowance for loan losses, grew to $409,504,000 in 2005 compared to $373,629,000 in 2004, representing a 10% increase compared with a 23% increase in 2004. Investment securities increased from $99,383,000 at December 31, 2004 to $129,278,000 at December 31, 2005, a 30% increase, compared with an increase of 8% during 2004.

The following table provides a summary of the maturities and weighted average yields of debt securities as of December 31, 2005.

	December 31, 2005									
	One Year or Less		After One Year to Five Years		After Five Years to Ten Years		After Ten Years		Total	
(In $000's)	Carrying Value	Weighted-Average Yield	Carrying Value	Weighted-Average Yield	Carrying Value	Weighted-Average Yield	Carrying Value	Weighted-Average Yield	Carrying Value	Weighted-Average Yield
Securities of the U.S. Treasury and other government agencies	$14,106	3.02%	$12,567	3.38%	$0	0.00%	$0	0.00%	$26,673	3.19%
Mortgage-backed securities (1)	—	—	1,278	5.20%	6,093	5.22%	59,611	4.72%	66,982	4.78%
Municipal securities (2)	3,566	3.19%	13,438	5.04%	11,851	4.93%	—	0.00%	28,855	4.77%
Equity securities	—	—	—	—	—	—	6,768	3.03%	6,768	3.03%
TOTAL	**$17,672**	**3.06%**	**$27,283**	**4.28%**	**$17,944**	**5.03%**	**$66,379**	**4.24%**	**$129,278**	**4.20%**

(1) The maturity of mortgage-backed securities is based on contractual maturity. The average expected life is approximately five years.
(2) Yields shown are taxable-equivalent.

LOANS

As of December 31, 2005, net loans increased $35.9 million from year-end 2004, a 10% increase. On an average balance basis, the Company's loan portfolio increased $49.9 million, or 14% over the average balance in 2004. In 2004, average net loan balances increased from the prior year by $75.6 million, or 27%. The increases in 2005 and 2004 were due to strong loan demand and an aggressive calling program.

COMPOSITION OF LOANS

LOAN PORTFOLIO The following table shows the composition of loans as of December 31, 2005, 2004, 2003, 2002 and 2001.

(In $000's)	2005	2004	2003	2002	2001
Commercial loans	$85,979	$67,068	$45,991	$46,061	$29,730
Commercial loans secured by real estate	23,477	26,447	33,519	16,991	7,930
Installment loans	38,856	36,339	28,860	24,102	20,301
Real estate loans	233,723	220,316	163,088	131,167	106,851
Construction loans	32,393	27,595	35,205	19,306	21,453
	414,428	377,765	306,663	237,627	186,265
Less - allowance for loan losses	4,924	4,136	3,524	3,290	2,717
TOTAL	**$409,504**	**$373,629**	**$303,139**	**$234,337**	**$183,548**

The following table shows the maturity distribution of loans as of December 31, 2005.

(In $000's)	In One Year Or Less	After One Through Five Years	After Five Years	Total
Commercial (including real estate secured)	$21,899	$42,014	$45,543	$109,456
Installment	2,664	4,021	32,171	38,856
Real estate	13,366	42,691	177,666	233,723
Construction	29,588	1,635	1,170	32,393
TOTAL	**$67,517**	**$90,361**	**$256,550**	**$414,428**

The following table shows maturity sensitivity to changes in interest rates as of December 31, 2005.

(In $000's)	In One Year Or Less	After One Through Five Years	After Five Years	Total
Loans with fixed interest rates	$2,934	$53,264	$39,177	$95,375
Loans with floating interest rates	64,583	37,097	217,373	$319,053
TOTAL	**$67,517**	**$90,361**	**$256,550**	**$414,428**

NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS There were no nonaccrual loans as of December 31, 2005, 2004, 2003, 2002 or 2001. The Company held no OREO at December 31, 2005, 2004, 2003, 2002 or 2001. There were no loans accruing interest that were 90 days or more past due as of December 31, 2005, 2004, 2003, 2002, or 2001. There were no loans upon which principal and interest payments were 90 days past due at December 31, 2005 and with respect to which serious doubt existed as to the ability of the borrower to comply with the present loan payment terms. There were no restructured loans at December 31, 2005. See Note 1: Loans, in the Company's Notes to Consolidated Financial Statements, for policies as it relates to nonaccrual loans.

The table summarizing the allocation of the allowance for loan losses between loan types at December 31, 2005, 2004, 2003, 2002 and 2001 is included in the Management's Discussion and Analysis - Assessment of the Adequacy of the allowance for loan losses and the Allocation Process section of this 2005 Annual Report.

SUMMARY OF LOAN LOSS EXPERIENCE A table providing a summary of the Bank's loan loss experience as of December 31, 2005, 2004, 2003, 2002 and 2001 is included in the Management's Discussion and Analysis section of this 2005 Annual Report.

INTANGIBLE ASSETS At December 31, 2005 and 2004, the Company had intangible assets totaling $734,000 and $0, respectively. The intangible assets resulted from additional minimum pension liabilities recorded by the Company in 2005 related to the Company's supplemental retirement plans. These intangible assets are amortized on a straight-line basis over eight years.

TIME DEPOSITS The following table sets forth the maturity of time certificates of deposit of $100,000 or more at December 31, 2005 and 2004.

(In $000's)	2005		2004	
3 months or less	$15,995	29.0%	$18,557	42.6%
Over 3 months through 6 months	18,791	34.0%	8,624	19.8%
Over 6 months through 12 months	14,060	25.5%	4,793	11.0%
Over 12 months	6,381	11.6%	11,620	26.7%
TOTAL	**$55,227**	**100%**	**$43,594**	**100%**

BORROWINGS Total long-term borrowings were $19 million at December 31, 2005. The following table summarizes the borrowings:

(In $000's)	Amount	Maturity Date	Interest Rate
Fixed Rate Borrowings			
Federal Home Loan Bank advance	$5,000	4/17/06	2.24%
Federal Home Loan Bank advance	5,000	4/16/07	2.83%
Federal Home Loan Bank advance	9,000	4/14/08	3.23%
TOTAL	**$19,000**		
Weighted average interest rate			2.86%

There were no short-term borrowings at December 31, 2005 or December 31, 2004. Short-term borrowings consist primarily of federal funds purchased and borrowings from the Federal Home Loan Bank of San Francisco (FHLB). The Bank maintains collateralized lines of credit with the FHLB. Based on the FHLB stock requirements at December 31, 2005, the lines provided for maximum borrowings of approximately $161.7 million; the Company also has available unused lines of credit totaling $17.5 million for federal funds transactions at December 31, 2005.

JUNIOR SUBORDINATED DEBENTURES On June 26, 2002, the Company formed North Bay Statutory Trust I (Trust), a Connecticut statutory business trust, for the purpose of issuing trust preferred securities. During June 2002, the Trust issued $10 million in floating rate Cumulative Trust Preferred Securities (securities). The securities bear interest at a rate of LIBOR plus 3.45% and had an initial interest rate of 5.34%. As of December 31, 2005, the interest rate was 7.97%. The securities will mature on June 26, 2032, but earlier redemption is permitted under certain circumstances, such as changes in tax or regulatory capital rules.

As a result of the adoption of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), the Company de-consolidated the Trust as of March 31, 2004. As a result, the junior subordinated debentures issued by the Company to the Trust, totaling $10,310,000 are reflected on the Company's consolidated balance sheet under the caption, Junior Subordinated Debentures. The Company also recognized its $310,000 investment in the Trust, which is recorded in Interest Receivable and Other Assets. The Trust has no independent assets or operations and exists for the sole purpose of issuing trust preferred securities and investing the proceeds thereof in an equivalent amount of subordinated debentures issued by the Company.

The securities are redeemable in whole or in part on or after June 26, 2007, or at any time in whole, but not in part, upon the occurrence of certain events. The securities are included in Tier 1 capital for regulatory capital adequacy determination purposes, up to 25% of Tier 1 Capital. The Company fully and unconditionally guarantees the obligations of the Trust with respect to the issuance of the securities.

Subject to certain exceptions and limitations, the Company may, from time to time, defer the junior subordinated debenture interest payments, which would result in a deferral of distribution payments on the securities and, with certain exceptions, prevent the Company from declaring or paying cash distributions on the Company's common stock or debt securities that rank junior to the junior subordinated debentures.

OFF BALANCE SHEET ARRANGEMENT The Company does not have off-balance sheet arrangements, as defined by Regulation S-K. The Company does have loan commitments and letters of credit. For additional information, please see Note 15 to the Consolidated Financial Statements at Item 8 of this report.

CERTAIN CONTRACTUAL OBLIGATIONS

The following chart summarizes certain contractual obligations of the Company as of December 31, 2005:

(In $000's)	Total	Less Than One Year	One To Three Years	Four To Five Years	Thereafter
FHLB loan, fixed rate of 2.24% payable on April 17, 2006	$5,000	$5,000	$—	$—	$—
FHLB loan, fixed rate of 2.83% payable on April 16, 2007	5,000	—	5,000	—	—
FHLB loan, fixed rate of 3.23% payable on April 14, 2008	9,000	—	9,000	—	—
Junior subordinated debt, adjustable rate of three-month LIBOR plus 3.45% callable in whole or in part by the Company on a quarterly basis beginning June 26, 2007, matures June 26, 2032.	10,310	—	—	—	10,310
Operating lease obligations	3,690	925	1,309	782	674
Other obligations	353	33	320	—	—
TOTAL	**$33,353**	**$5,958**	**$15,629**	**$782**	**$10,984**

LIQUIDITY AND CAPITAL ADEQUACY The Company's liquidity is determined by the level of assets (such as cash, federal funds sold and unpledged marketable securities together with other funding sources) that are readily convertible to cash and cash equivalents and other funding sources to meet customer withdrawal and borrowing needs. The Company's liquidity position is reviewed by management on a regular basis to verify that it is adequate to meet projected loan funding and potential withdrawal of deposits.

In addition to investment securities classified as available for sale, the Company also has available funding from other sources such as the Federal Home Loan Bank and federal fund lines of credit. As of December 31, 2005, the Company had approximately $179.2 million available from these sources for borrowing. The Company relies on these funding sources to assist in funding loans when loan demand outpaces deposit growth.

At year-end 2005, liquid assets (defined as cash, federal funds sold, deposits in other financial institutions and securities categorized as available-for-sale) represented 26% of total assets, as compared with 28% as of year-end 2004. The level of liquid assets at December 31, 2005 exceeds the liquidity required by the Company's liquidity policy. Management expects to be able to meet the liquidity needs of the Company during 2006 primarily through balancing loan growth with corresponding increases in deposits. The Company did not need to rely on borrowings from FHLB or resort to the federal funds lines during 2005. For additional information please see Note 7 to the Consolidated Financial Statements.

The Company's capital ratios remained relatively steady during 2005 compared with 2004 levels. As of December 31, 2005, the Company's total risk-based capital ratio, Tier 1 risk-based capital ratio and leverage ratio were 13.0%, 12.0% and 9.9%, respectively. These compare with ratios of 12.5%, 11.6% and 9.4% as of December 31, 2004.

In February 2006, the Company declared a 5% stock dividend and a $0.15 per share cash dividend for shareholders of record as of March 22, 2006. The stock dividend will affect the Company's capital and its capital ratios only to the extent that cash is distributed in lieu of fractional shares. Accordingly, the stock dividend will not materially impact the Company's overall capital. The cash dividend will total approximately $590,000, equating to a reduction in the Company's leverage ratio of approximately 0.10%.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's exposure to market risk exists primarily in interest rate risk in the balance sheet. The objective of market risk management is to mitigate an undue adverse impact on earnings and capital arising from changes in interest rates and other market variables. This risk management objective supports the Company's broad objective of enhancing shareholder value, which encompasses stable earnings growth over time.

The Board of Directors, through its Asset & Liability Management Committee (ALCO), approves the ALM Policy, which governs the management of market risk and liquidity. ALCO is responsible for ongoing management of interest rate risk as well as liquidity risk, including formulation of risk management strategies. The Chief Financial Officer is primarily responsible for the implementation of risk management strategies approved by ALCO and for operating management of market risk through the funding and investment activities of the Company.

The Company manages the market risk associated with our asset and liability management activities as described below.

INTEREST RATE RISK MANAGEMENT ALCO monitors interest rate risk quarterly through a variety of modeling techniques that are used to quantify the sensitivity of Net Interest Income (NII) and Economic Value of Equity (EVE) to changes in interest rates. In managing interest rate risk, ALCO monitors NII sensitivity over a twelve-month time horizon and in response to a variety of interest rate changes. The Company's NII policy measure involves a simulation of NII in which the Company estimates the impact that proportional shifts in the yield curve would have on earnings over a twelve-month horizon, given the projected balance sheet profile.

Simulation of NII is the primary tool used to measure the Company's interest rate risk. The NII simulations use a twelve-month projected balance sheet in order to model the impact of interest rate changes. Assumptions are made to model the future behavior of deposit rates and loan spreads based on management's outlook and historical experience.

At December 31, 2005, the NII simulation showed modest asset-sensitivity to proportional rate shifts. A +200 basis point proportional shift would raise twelve-month NII by 2.03 percent, while a similar downward shift would reduce it by 2.17 percent. Continued enhancements to the Company's interest rate risk modeling may make prior-year comparisons of NII less meaningful.

NII SIMULATION

Change in Interest Rates (Basis Points)	Estimated Change in NII (as a % of "flat" NII)
+300	3.00%
+200	2.03%
+100	1.03%
+0 (flat)	0.00%
-100	(1.07%)
-200	(2.17%)
-300	(3.30%)

In addition to NII, the Company measures the sensitivity of EVE to interest rate shocks. EVE is reviewed and monitored for its compliance with ALCO limits. Consistent with the projected asset-sensitivity of earnings over time, the Company's EVE shows asset-sensitivity as well.

Management believes that, together, our NII and EVE simulations provide management with a reasonably comprehensive view of the sensitivity of our operating results and value profile to changes in interest rates, at least over the measurement horizon. However, as with any financial model, the underlying assumptions are inherently uncertain and subject to refinement as modeling techniques and theory improve and historical data becomes more readily accessible. Consequently, the simulation models cannot predict with certainty how rising or falling interest rates might impact net interest income. Actual and simulated results will differ to the extent there are differences between actual and assumed interest rate changes, balance sheet volumes, and management strategies, among other factors.

In general, the core balance sheet is relatively asset sensitive, meaning that investments and loans generally re-price more quickly than core deposits. In managing the interest sensitivity of the balance sheet, the Company uses the investment securities portfolio as the primary tool to adjust the risk profile.

At December 31, 2005 and December 31, 2004, the securities available for sale portfolio totaled $122.5 million and $94.8 million, respectively. The estimated effective duration of the available for sale portfolio was 3.0 at December 31, 2005, compared to 2.8 at December 31, 2004.

Effective duration is a measure of price sensitivity of a bond portfolio to immediate parallel shifts in interest rates. An effective duration of 3.0 suggests an expected price decline of approximately 3.0 percent for an immediate one percent increase in interest rates.

GAP ANALYSIS Interest rate sensitivity is a function of the repricing characteristics of our portfolio of assets and liabilities. One aspect of these repricing characteristics is the time frame within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. An analysis of the repricing time frames of interest-bearing assets and liabilities is sometimes called a "gap" analysis because it shows the gap between assets and liabilities repricing or maturing in each of a number of periods. Another aspect of these repricing characteristics is the relative magnitude of the repricing for each category of interest earning asset and interest-bearing liability given various changes in market interest rates. Gap analysis gives no indication of the relative magnitude of repricing given various changes in interest rates. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity gaps are measured as the difference between the volumes of assets and liabilities in our current portfolio that are subject to repricing at various time horizons.

The following interest rate sensitivity table shows our repricing gaps as of December 31, 2005. In this table transaction deposits, which may be repriced at will by us, have been included in the less than 3-month category. The inclusion of all of the transaction deposits in the less than 3-month repricing category causes us to appear liability sensitive. Because we may reprice our transaction deposits at will, transaction deposits may or may not reprice immediately with changes in interest rates. In recent years of moderate interest rate changes, our earnings have reacted as though the gap position is slightly asset sensitive mainly because the magnitude of interest-bearing liability repricing has been less than the magnitude of interest-earning asset repricing. This difference in the magnitude of asset and liability repricing is mainly due to our strong core deposit base, which although they may be repriced within three months, historically, the timing of their repricing has been longer than three months and the magnitude of their repricing has been minimal.

Due to the limitations of gap analysis, as described above, we do not actively use gap analysis in managing interest rate risk. Instead, we rely on the more sophisticated interest rate risk simulation model described above as our primary tool in measuring and managing interest rate risk.

The following table sets forth the repricing opportunities for rate-sensitive assets and rate-sensitive liabilities at December 31, 2005. Rate sensitivity analysis usually excludes noninterest-bearing demand deposits, which totaled $155,320,000. Rate-sensitive assets and rate-sensitive liabilities are classified by the earliest possible repricing date or maturity, whichever comes first.

(In $000's)	3 Months or Less	Over 3 Months to 1 Year	Over 1 Year To 5 Years	Over 5 Years	Total
Interest rate-sensitive assets					
Loans, gross	$152,635	$23,258	$129,022	$109,513	$414,428
Interest-bearing deposits in other banks	—	100	—	—	100
Investment securities	—	17,672	27,283	84,323	129,278
Federal funds sold	7,170	—	—	—	7,170
Total	**$159,805**	**$41,030**	**$156,305**	**$193,836**	**$550,976**
Interest rate-sensitive liabilities					
Interest-bearing demand deposits	$277,020	$—	$—	$—	$277,020
Time deposits >$100,000	15,995	32,851	6,381	—	55,227
Other time deposits	13,231	10,637	4,948	10	28,826
Other borrowings	—	5,000	14,000	—	19,000
Junior subordinated debentures	10,310	—	—	—	10,310
Total	**$316,556**	**$48,488**	**$25,329**	**$10**	**$390,383**
INTEREST SENSITIVITY GAP	**$(156,751)**	**$(7,458)**	**$130,976**	**$193,826**	**$160,593**
CUMULATIVE SENSITIVITY GAP	**$(156,751)**	**$(164,209)**	**$(33,233)**	**$160,593**	
As a percentage of earning assets:					
Interest sensitivity gap	-28.45%	-1.35%	23.77%	35.18%	
Cumulative sensitivity gap	-28.45%	-29.80%	-6.03%	29.15%	

(In $000's)	December 31, 2005	2004
Assets		
Cash and due from banks	$28,174	$27,342
Federal funds sold	7,170	32,865
Cash and cash equivalents	35,344	60,207
Time deposits with other financial institutions	100	100
Investment securities	129,278	99,383
Loans, net of allowance for loan losses of $4,924 in 2005 and $4,136 in 2004	409,504	373,629
Loans held for sale	—	4,604
Premises and equipment, net	9,475	10,336
Interest receivable and other assets	18,996	13,804
TOTAL ASSETS	**$602,697**	**$562,063**
Liabilities and shareholders' equity		
Deposits:		
Non-interest bearing	$155,320	$127,250
Interest-bearing	361,073	357,243
Total deposits	**516,393**	**484,493**
Interest payable and other liabilities	6,941	4,126
Other borrowings	19,000	19,000
Junior subordinated debentures	10,310	10,310
Total liabilities	**552,644**	**517,929**
Commitments and contingencies (Notes 8, 13 and 15)		
Shareholders' equity:		
Preferred stock, no par value: 500,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value: 15,000,000 shares authorized; 4,099,883 and 3,823,353 shares issued and outstanding at December 31, 2005 and 2004, respectively	39,965	33,473
Accumulated other comprehensive (loss)/income	(1,478)	161
Retained earnings	11,566	10,500
Total shareholders' equity	**50,053**	**44,134**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$602,697**	**$562,063**

Share data for all periods have been adjusted to reflect the 5% stock dividend declared on February 27, 2006.
The accompanying notes are an integral part of these consolidated financial statements.

((in $000's, except per share amounts)	For the Years Ended December 31, 2005	2004	2003
Interest income			
Loans, including fees	$28,516	$22,828	$18,782
Investment securities:			
Taxable	3,621	2,945	2,535
Tax exempt	541	522	725
Federal funds sold	1,184	287	207
Time deposits with other financial institutions	3	3	2
Total interest income	**33,865**	**26,585**	**22,251**
Interest expense			
Deposits	3,790	2,588	2,453
Other borrowings	552	396	11
Junior subordinated debentures	740	559	531
Total interest expense	**5,082**	**3,543**	**2,995**
Net interest income	28,783	23,042	19,256
Provision for loan losses	815	620	238
Net interest income after provision for loan losses	**27,968**	**22,422**	**19,018**
Noninterest Income			
Service charges and other fees	2,073	2,249	1,645
Gain on sale of investment securities, net	—	262	637
Other income	1,868	1,687	1,565
Total noninterest income	**3,941**	**4,198**	**3,847**
Operating Expenses			
Salaries and related benefits	11,171	9,993	8,795
Occupancy	1,787	1,487	1,289
Equipment	2,037	2,018	1,703
Other	6,176	5,038	4,528
Total operating expenses	**21,171**	**18,536**	**16,315**
Income before provision for income taxes	10,738	8,084	6,550
Provision for income taxes	4,105	3,020	2,179
NET INCOME	**$6,633**	**$5,064**	**$4,371**
Net income per common share - basic	$1.63	$1.26	$1.11
Net income per common share - diluted	$1.56	$1.23	$1.08

Share data for all periods have been adjusted to reflect the 5% stock dividend declared on February 27, 2006.
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In $000's)	For the Years Ended December 31, 2005	2004	2003
Net Income	$6,633	$5,064	$4,371
Other comprehensive loss:			
Unrealized holding losses on available-for-sale securities	(2,233)	(498)	(615)
Tax effect	929	204	252
Unrealized holding losses on available-for-sale securities, net of tax	(1,304)	(294)	(363)
Less: reclassification adjustment for realized gains included in net income	—	(262)	(637)
Tax effect	—	109	264
Reclassification adjustment for realized gains included in net income, net of tax	—	(153)	(373)
Net change	(1,304)	(447)	(736)
Additional minimum pension liability adjustments	(573)	—	—
Tax effect	238	—	—
Additional minimum pension liability adjustments, net of tax	(335)	—	—
Other comprehensive loss	(1,639)	(447)	(736)
COMPREHENSIVE INCOME	**$4,994**	**$4,617**	**$3,635**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
(In $000's, except share amounts)	Shares	Amount			
Balance, December 31, 2002	**3,355,204**	**$25,387**	**$1,344**	**$8,612**	**$35,343**
Net income				4,371	4,371
Other comprehensive income, net of taxes:					
Unrealized net losses on investment securities			(736)	(736)	(436)
Stock dividend	167,414	2,918		(2,933)	(15)
Cash dividend $0.11 per share of common stock				(427)	(427)
Stock options exercised, including related tax benefits	77,274	905			905
Balance, December 31, 2003	**3,599,892**	**$29,210**	**$608**	**$9,623**	**$39,441**
Net income				5,064	5,064
Other comprehensive income, net of taxes:					
Unrealized net losses on investment securities			(447)		(447)
Stock dividend	179,291	3,706		(3,729)	(23)
Cash dividend $0.11 per share of common stock				(458)	(458)
Stock options exercised, including related tax benefits	44,170	557			557
Balance, December 31, 2004	**3,823,353**	**$33,473**	**$161**	**$10,500**	**$44,134**
Net income				6,633	6,633
Other comprehensive income, net of taxes:					
Unrealized net losses on investment securities			(1,304)		(1,304)
Minimum pension liability adjustment, net			(335)		(335)
Stock dividend	193,571	4,996		(5,012)	(16)
Cash dividend $0.14 per share of common stock				(555)	(555)
Stock options exercised, including related tax benefits	82,959	1,496			1,496
BALANCE, DECEMBER 31, 2005	**4,099,883**	**$39,965**	**$(1,478)**	**$11,566**	**$50,053**

Share data for all periods have been adjusted to reflect the 5% stock dividend declared on February 27, 2006.
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In $000's)	2005	2004	2003
	For the Years Ended December 31,		
Cash flows - operating activities			
Net income	$6,633	$5,064	$4,371
Reconcilement of net income to net cash from operations:			
Depreciation and amortization	1,466	1,628	1,569
Provision for loan losses	815	620	238
Proceeds from sale of loans held for sale	95,863	293,296	280,225
Purchase of loans held for sale	(91,259)	(294,805)	(283,320)
Amortization of deferred loan fees	(865)	(631)	(665)
Amortization of investment securities premiums, net	36	208	1,079
Provision for deferred income taxes	(869)	(177)	56
Increase in cash value of bank-owned life insurance	(298)	(357)	(338)
Gain on sale of investment securities, net	—	(262)	(637)
Changes in:			
Interest receivable and other assets	(874)	(359)	340
Interest payable and other liabilities	1,508	595	543
Operating cash flows, net	**12,156**	**4,820**	**3,461**
Cash flows - investing activities			
Maturities and partial paydowns on investment securities:			
Available for sale	13,577	35,672	36,783
Held to maturity	—	—	1,272
Purchases of investment securities:			
Available for sale	(43,568)	(44,839)	(59,290)
Equity securities	(2,173)	(3,244)	(58)
Proceeds from sale of investment securities:			
Available for sale	—	4,322	34,626
Equity securities	—	—	56
Loans, net	(35,825)	(70,479)	(68,375)
Purchases of premises and equipment	(605)	(1,055)	(1,678)
Purchase of bank-owned life insurance	(1,250)	—	—
Investing cash flows, net	**(69,844)**	**(79,623)**	**(56,664)**
Cash flows - financing activities			
Net increase in deposits	31,900	78,048	38,642
Proceeds from other borrowings	—	19,000	—
Proceeds from exercise of stock options	1,496	492	644
Cash dividends on common stock	(571)	(481)	(442)
Financing cash flows, net	**32,825**	**97,059**	**38,844**
Net change in cash and cash equivalents	(24,863)	22,256	(14,359)
Cash and cash equivalents at beginning of period	60,207	37,951	52,310
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$35,344**	**$60,207**	**$37,951**

Continued

Supplemental disclosure of cash flow expense activity:			
Cash paid for interest expense	$4,749	$3,376	$3,084
Cash paid for income taxes	$4,465	$3,777	$1,345
Income tax benefit from exercise of stock options	$382	$65	$261
Supplemental disclosure of noncash activities:			
Unrealized loss on investment securities available for sale	$(2,233)	$(766)	$(1,257)
Stock dividends	$4,996	$3,706	$2,918

The accompanying notes are an integral part of these consolidated financial statements.

NORTH BAY BANCORP AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS North Bay Bancorp (Bancorp), established on November 1, 1999, is a registered bank holding company headquartered in Napa, California. Bancorp's principal line of business is serving as a holding company for The Vintage Bank (the Bank), a California state chartered bank. Effective January 15, 2005, Solano Bank, which had previously been a separate subsidiary of Bancorp, was merged into the Bank and is now an operating division. The Bank operates six offices in the California county of Napa and four offices in the California county of Solano. The Bank offers a full range of commercial banking services to individuals and the business and agricultural communities. Most of the Bank's customers are retail customers and small to medium-sized businesses.

The consolidated financial statements of Bancorp and subsidiaries (collectively, the Company) are prepared in conformity with accounting principles generally accepted in the United States of America. The more significant accounting and reporting policies are discussed below.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Bancorp and the Bank. All material intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS The Company defines cash, due from banks, and federal funds sold as cash and cash equivalents for the statements of cash flows.

INVESTMENT SECURITIES Investments in debt and equity securities are classified as "held to maturity" or "available for sale". Investments classified as held to maturity are those that the Company has the ability and intent to hold until maturity and are reported at cost, adjusted for the amortization or accretion of premiums or discounts. Investments classified as available for sale are reported at fair value with unrealized gains and losses net of related tax, if any, reported as other comprehensive income and included in shareholders' equity. A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related held to maturity or available for sale security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses for investment securities are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

The Bank invests in a qualified affordable housing project which provides benefits in the form of tax credits. The Company accounts for this investment under the equity method.

The Bank is a member of the Federal Home Loan Bank of San Francisco (FHLB) and, as a condition of membership, the Bank is required to purchase stock. The amount of FHLB stock required to be purchased is based on the borrowing capacity desired by the Bank. No ready market exists for the stock and it has no quoted market value. The stock is redeemable at par and is valued at cost.

LOANS Loans are stated at the principal amount outstanding net of unearned income. Nonrefundable loan origination fees and loan origination costs are deferred and amortized into income over the estimated life of the loan. The majority of the Company's interest income is accrued on a simple interest basis.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Restructured loans are loans on which concessions in terms have been granted because of the borrowers' financial difficulties. Interest is generally accrued on such loans in accordance with the new terms. The Bank defines a loan as impaired when it is probable the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate or based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

ALLOWANCE FOR LOAN LOSSES The Bank maintains an allowance for loan losses at a level considered adequate to provide for probable losses inherent in the existing loan portfolio. The allowance is increased by provisions for loan losses and reduced by net charge-offs. The allowance for loan losses is based on estimates, and actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The Bank performs credit reviews of the loan portfolio and considers current economic conditions, historical loan loss experience, and other factors in determining the adequacy of the allowance.

LOANS HELD FOR SALE Loans originated or purchased and considered held for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

OTHER REAL ESTATE OWNED Other real estate owned represents real estate acquired through foreclosure and is carried at the lower of cost or fair value less estimated selling costs.

PREMISES AND EQUIPMENT Premises, leasehold improvements, furniture, fixtures and equipment are carried at cost net of accumulated depreciation and amortization, which are calculated on a straight-line basis over the estimated useful life of the property or the term of the lease (if less). Premises are depreciated over 40 years, furniture and fixtures are depreciated over five to 15 years, and equipment is generally depreciated over three to five years.

BANK-OWNED LIFE INSURANCE The Company owns bank-owned life insurance policies (BOLI) on certain executives. Typically, the Company purchases single premium BOLI policies and those premiums are recorded at their cash surrender values. The cash surrender values are included in other assets. Changes in cash surrender values are included in noninterest income.

INTANGIBLE ASSETS Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and periodically reviewed for impairment.

As of December 31, 2005, the Company had identifiable intangible assets consisting of unrecognized prior service costs of the Company's supplemental retirement plan (minimum pension liabilities). These intangible assets are amortized on a straight-line basis over eight years.

The following table summarizes the Company's minimum pension liability intangible as of December 31, 2005 and 2004.

(In $000's)	December 31, 2004	Additions	Reductions	December 31, 2005
Minimum pension liability intangible	$—	$734	$—	$734

INCOME TAXES Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK-BASED COMPENSATION The Company uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25 and related interpretations). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation", permits companies to continue using the intrinsic-value method to account for stock option plans or adopt a fair value based method. The fair value based method results in recognizing as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. The Company has elected to continue to use the intrinsic value method and the pro forma disclosures required by SFAS 123 using the fair value method are:

(In 000's except share data)	2005	2004	2003
Net income as reported	$6,633	$5,064	$4,371
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	381	380	268
NET INCOME PRO FORMA	**$6,252**	**$4,684**	**$4,103**
Earnings per share			
Reported:			
Basic	$1.63	$1.26	$1.11
Diluted	$1.56	$1.23	$1.08
Pro forma:			
Basic	$1.53	$1.17	$1.04
Diluted	$1.47	$1.13	$1.02

The fair value of the stock option grants used in determining the pro forma net income and the basic and diluted earnings per share amounts were estimated using the Black-Scholes option pricing model with the following average assumptions for the years ended December 31, 2005, 2004 and 2003:

			December 31,
	2005	2004	2003
Expected term of options in years	5.0	5.0	5.0
Volatility of the Company's underlying common stock	33.6%	18.2%	16.1%
Risk-free interest rate	4.10%	3.35%	3.09%
Dividend yield	0.54%	0.60%	0.73%
Weighted average fair value	$8.97	$6.94	$5.87

The Company adopted SFAS 123 R on January 1, 2006 using the modified prospective method that requires compensation expense be recorded for all unvested stock options at January 1, 2006. The adoption of SFAS 123 R impacted the Company's consolidated results of operations and earnings per share similarly to the current pro forma disclosures under SFAS 123.

EARNINGS PER COMMON SHARE Basic Earnings per Share (EPS) is computed by dividing net income by the weighted average common shares outstanding. Diluted EPS is computed by dividing net income by weighted average common shares outstanding including the dilutive effects of potential common shares (e.g. stock options).

The following table reconciles the numerator and denominator of the Basic and Diluted earnings per share computations:

(In 000's except share data)	Net Income	Weighted Average Shares	Per-Share Amount
For the year ended 2005			
Basic earnings per share	$6,633	4,074,163	$1.63
Stock options		179,937	
Diluted earnings per share		4,254,100	$1.56
For the year ended 2004			
Basic earnings per share	$5,064	4,011,405	$1.26
Stock options		104,763	
Diluted earnings per share		4,116,168	$1.23
For the year ended 2003			
Basic earnings per share	$4,371	3,939,386	$1.11
Stock options		95,109	
Diluted earnings per share		4,034,495	$1.08

COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

(In $000's)	2005	2004	December 31, 2003
Unrealized holding losses on available-for-sale securities	$(2,233)	$(498)	$(615)
Tax effect	929	204	252
Unrealized holding losses on available-for-sale securities, net of tax	(1,304)	(294)	(363)
Less: reclassification adjustment for realized gains included in net income	—	(262)	(637)
Tax effect	—	109	264
Reclassification adjustment for realized gains included in net income, net of tax	—	(153)	(373)
Net change	(1,304)	(447)	(736)
Change in minimum pension liability	(573)	—	—
Tax effect	238	—	—
Change in minimum pension liability, net of tax	(335)	—	—
OTHER COMPREHENSIVE (LOSS) INCOME	**$(1,639)**	**$(447)**	**$(736)**

The components of accumulated other comprehensive (loss) / income included in shareholders' equity, are as follows:

(In $000's)	2005	2004
Net unrealized (loss) gain on available-for-sale securities	$(1,956)	$274
Tax effect	813	(113)
Unrealized holding (losses) gains on available-for-sale securities, net of tax	(1,143)	161
Minimum pension liability	(573)	—
Tax effect	238	—
Minimum pension liability, net of tax	(335)	—
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	**$(1,478)**	**$161**

DERIVATIVE INSTRUMENTS Derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities, are required to be recognized as either assets or liabilities in the statements of financial position and recorded at fair value. The Company does not currently utilize derivative instruments in its operations and does not engage in hedging activities.

RECENT ACCOUNTING PRONOUNCEMENTS In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123 R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, (SFAS 123) and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123 R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim reporting period of the Company's fiscal year beginning after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company adopted SFAS 123 R on January 1, 2006 using the modified prospective method ("modified prospective application"). Under modified prospective application, as it is applicable to the Company, SFAS 123 R applies to new grants and to grants modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of grants for which the requisite service has not been rendered (generally referring to non-vested grants) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123 R. The attribution of compensation cost for those earlier grants will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation.

During 2005, the Board of Directors approved the grant of 25,200 stock options to certain employees that provided for immediate vesting. The Board of Directors believed it was in the best interest of the shareholders to provide for immediate vesting, as it will have a positive impact on future earnings of the Company by reducing the impact of recording compensation expense upon the implementation of SFAS 123 R. At December 31, 2005, the 25,200 stock options granted in 2005 had a weighted-average exercise price of $25.81 and represented approximately 0.62% of common shares outstanding.

Based on the stock-based compensation awards outstanding as of December 31, 2005 for which the requisite service was not fully rendered prior to January 1, 2006, the Company expects to recognize total pre-tax compensation cost of approximately $563,000, related to outstanding stock option grants, during 2006 – 2008 of which approximately $85,000 is expected to be recognized in the first quarter of 2006, in accordance with the accounting requirements of SFAS 123 R. Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) maybe impacted by new awards and/or modifications, repurchases and cancellations of existing awards before and after the adoption SFAS 123 R.

In May 2005, the FASB issued FASB Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, (SFAS 154) a Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20 "Accounting Changes," requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

RECLASSIFICATIONS Certain amounts previously reported in the 2004 and 2003 financial statements have been reclassified to conform to the 2005 presentation. These reclassifications did not affect previously reported net income or total shareholders' equity.

NOTE 2: INVESTMENT SECURITIES

The amortized cost and carrying value of investments in debt and equity securities at December 31, 2005 and 2004 are summarized in the following tables:

				December 31, 2005
(In $000's)	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value
Available-for-sale securities:				
Securities of the U.S. Treasury and other government agencies	$27,231	$—	$558	$26,673
Mortgage-backed securities	68,238	48	1,304	66,982
Municipal securities	28,997	159	301	28,855
Total	**$124,466**	**$207**	**$2,163**	**122,510**
Equity securities:				
Federal Home Loan Bank stock				2,021
Federal Reserve Bank stock				747
CRA mutual fund				2,000
Low income housing tax credit fund				2,000
TOTAL				**$129,278**

				December 31, 2004
(In $000's)	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value
Available-for-sale securities:				
Securities of the U.S. Treasury and other government agencies	$39,335	$61	$255	$39,141
Mortgage-backed securities	40,289	203	116	40,376
Municipal securities	14,890	435	54	15,271
Total	**$94,514**	**$699**	**$425**	**94,788**
Equity securities:				
Federal Home Loan Bank stock				1,932
Federal Reserve Bank stock				663
CRA mutual fund				2,000
TOTAL				**$99,383**

The following table shows fair values and unrealized losses of securities in the available-for-sale portfolio at December 31, 2005, by length of time that individual securities in each category have been in a continuous loss position:

	December 31, 2005					
	Less Than Twelve Months		Twelve Months Or Longer		Total	
(In $000's)	**Fair Value**	**Unrealized Losses**	**Fair Value (1)**	**Unrealized Losses (1)**	**Fair Value**	**Unrealized Losses**
U.S. Government and agency obligations	$6,704	$64	$19,969	$494	$26,673	$558
Mortgage-backed securities and collateralized mortgage obligations	44,600	650	20,966	654	65,566	1,304
Municipal obligations	14,866	135	6,575	166	21,441	301
TOTAL	**$66,170**	**$849**	**$47,510**	**$1,314**	**$113,680**	**$2,163**

(1) As of December 31, 2005, the Company identified twenty-four investments totaling $47.5 million that had unrealized losses of $1.3 million for a period of greater than twelve months. Of the twenty-four investments, $20.0 million related to seven securities classified as U.S. Government and agency obligations, $21 million related to six securities classified as mortgage-backed securities and collateralized mortgage obligations and $6.6 million related to eleven securities classified as municipal obligations. The unrealized losses associated with these securities were due solely to market interest rate movements and the Company has the ability and intent to hold these investments until a market recovery or maturity, thus, the impairment was deemed to be temporary. Market valuations and impairment analysis on assets in the investment portfolio are reviewed and monitored on an ongoing basis.

The amortized cost and estimated carrying value of debt securities at December 31,2005 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2005, the Company had investments in mortgage-backed securities with an amortized cost basis totaling $68,238,000. The contractual maturities, or principal repayments, of these securities will follow the repayment of the underlying mortgages. For purposes of the following table, the entire outstanding balance of these mortgage-backed securities is categorized based on final maturity date. At December 31, 2005, the Company estimates the average life of these mortgage-backed securities to be approximately 4.8 years. Average life is defined as the weighted average time span to principal repayment, with the amount of the principal paydowns (both scheduled and unscheduled) as the weights.

(In $000's)	Amortized Cost	Carrying Value
Available-for-sale		
Within one year	$17,828	$17,672
After one but within five years	27,731	27,283
After five but within ten years	18,061	17,944
Over ten years	60,846	59,611
TOTAL	**$124,466**	**$122,510**

As of December 31, 2005 and 2004, securities carried at $4,719,000 and $5,763,000, respectively, were pledged to secure public deposits as required by law.

There were no sales of available-for-sale securities during 2005. Total proceeds from the sale of securities available-for-sale during 2004 and 2003 were $4,322,000 and $34,626,000, respectively. Gross gains of $262,000 and $637,000 were realized on those sales in 2004 and 2003, respectively.

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES

At December 31, 2005 and 2004, the loan portfolio consisted of the following; net of deferred loan fees of $1,448,000, and $1,485,000, respectively:

(In $000's)	2005	2004
Real estate loans	$233,723	$220,316
Installment loans	38,856	36,339
Construction loans	32,393	27,595
Commercial loans secured by real estate	23,477	26,447
Commercial loans	85,979	67,068
Total outstanding loans	**414,428**	**377,765**
Less allowance for loan losses	4,924	4,136
TOTAL	**$409,504**	**$373,629**

There were no loans on nonaccrual status at December 31, 2005 or December 31, 2004. There was no interest foregone during 2005, 2004 or 2003. As of December 31, 2005 and 2004, there were no loans 90 days or more past due but still accruing interest. There were no restructured loans during 2005 or 2004.

Changes in the allowance for loan losses are as follows:

(In $000's)	2005	2004	2003
Balance, beginning of year	$4,136	$3,524	$3,290
Provision for loan losses	815	620	238
Loans charged off	(33)	(100)	(12)
Recoveries of loans previously charged off	6	92	8
BALANCE, END OF YEAR	**$4,924**	**$4,136**	**$3,524**

As of December 31, 2005, 2004 and 2003 there were no impaired loans.

Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, in which case payments received are recorded as reductions of principal.

NOTE 4: PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2005 and 2004 consisted of the following:

			December 31, 2005
(In $000's)	Cost	Accumulated Depreciation & Amortization	Net Book Value
Land	$2,800	$—	$2,800
Premises	5,241	1,298	3,943
Furniture, fixtures and equipment	9,084	7,056	2,028
Leasehold improvements	1,677	973	704
TOTAL	**$18,802**	**$9,327**	**$9,475**

			December 31, 2004
(In $000's)	Cost	Accumulated Depreciation & Amortization	Net Book Value
Land	$2,800	$—	$2,800
Premises	5,223	1,119	4,104
Furniture, fixtures and equipment	8,537	6,102	2,435
Leasehold improvements	1,869	872	997
TOTAL	**$18,429**	**$8,093**	**$10,336**

Depreciation and amortization expense, included in occupancy expense and equipment expense, was $1,466,000, $1,628,000 and $1,569,000 in 2005, 2004 and 2003, respectively.

NOTE 5: DEPOSITS

Following is a summary of deposits at December 31, 2005 and 2004:

(In $000's)	2005	2004
Non-interest bearing demand	$155,320	$127,250
NOW and savings	148,336	151,053
Money market	128,684	128,884
Time certificates of deposit:		
Denominations of less than $100,000	28,826	33,712
Denominations of $100,000 or more	55,227	43,594
TOTAL	**$516,393**	**$484,493**

Interest expense on time certificates of deposits greater than $100,000 was $1,194,000, $785,000 and $757,000 for 2005, 2004 and 2003, respectively.

At December 31, 2005, the scheduled maturities of total time deposits were as follows:

Year	(In $000's) Total
2006	$72,714
2007	5,546
2008	2,402
2009	1,373
2010	2,008
2011	—
2012	10
TOTAL	**$84,053**

NOTE 6: OTHER BORROWINGS

Total other borrowings were $19 million at December 31, 2005. The following table summarizes the borrowings:

FIXED RATE BORROWINGS AT DECEMBER 31, 2005

(In $000's)	Amount	Maturity Date	Interest Rate
Federal home loan bank advance	$5,000	4/17/06	2.24%
Federal home loan bank advance	5,000	4/16/07	2.83%
Federal home loan bank advance	9,000	4/14/08	3.23%
TOTAL	**$19,000**		
Weighted average interest rate			2.86%

There were no short-term borrowings at December 31, 2005 or December 31, 2004. Short-term borrowings consist primarily of federal funds purchased and borrowings from the FHLB. The Company maintains collateralized lines of credit with the FHLB. The Company pledges both loans and investment securities to the FHLB as needed to secure borrowings. At December 31, 2005, $18,079,000 in investment securities were pledged to the FHLB. There were no loans pledged to secure the other borrowings at December 31, 2005 or 2004. Based on the FHLB stock requirements at December 31, 2005, these lines provided for maximum borrowings of approximately $161.7 million; the Company also has available unused unsecured lines of credit totaling $17.5 million for federal funds transactions at December 31, 2005.

NOTE 7: JUNIOR SUBORDINATED DEBENTURES

On June 26, 2002, the Company formed North Bay Statutory Trust I (Trust), a Connecticut statutory business trust, for the purpose of issuing guaranteed undivided beneficial interests in junior subordinated debentures (trust preferred securities). During June 2002, the Trust issued $10,310,000 in floating rate Cumulative Trust Preferred Securities (securities). The securities bear interest at a rate of 3-month LIBOR plus 3.45% and had an initial interest rate of 5.34%; as of December 31, 2005 the interest rate was 7.97%. The securities will mature on June 26, 2032, but earlier redemption is permitted under certain circumstances, such as changes in tax or regulatory capital rules.

The junior subordinated debenture issued by the Trust is redeemable in whole or in part on or after June 26, 2007, or at any time in whole, but not in part, upon the occurrence of certain events. The securities are included in Tier 1 capital for regulatory capital adequacy determination purposes, subject to certain limitations. The Company fully and unconditionally guarantees the obligations of the Trust with respect to the issuance of the securities.

Subject to certain exceptions and limitations, the Company may, from time to time, defer the junior subordinated debenture interest payments, which would result in a deferral of distribution payments on the securities and, with certain exceptions, prevent the Company from declaring or paying cash distributions on the Company's common stock or debt securities that rank junior to the junior subordinated debentures.

NOTE 8: COMMITMENTS AND CONTINGENCIES (SEE ALSO NOTE 15)

The Company leases premises for its various offices. Total rent on such leases was $923,000, $833,000 and $662,000 in 2005, 2004 and 2003, respectively, and is included in occupancy and equipment expenses. The total commitments at December 31, 2005 under non-cancelable operating leases are as follows:

(In $000's)

Year	Total
2006	$925
2007	737
2008	572
2009	418
2010	364
Thereafter	674
FUTURE MINIMUM LEASE PAYMENTS	**$3,690**

The Company has entered into employment agreements with certain officers of the Company providing severance to the officers in the event of a change in control of the Company and termination for other than cause. Other employees losing their job on account of a reduction in force, branch closing, position elimination or displacement by reason of a business combination or sale may be eligible to receive severance pursuant to the Company's employee handbook.

NOTE 9: SHAREHOLDERS' EQUITY

The Company declared 5% stock dividends on January 27, 2003, January 26, 2004, January 24, 2005 and February 27, 2006 as well as a 3-for-2 stock split November 22, 2004. All prior periods have been restated to reflect the stock split.

NOTE 10: STOCK OPTIONS

The Company has a stock option plan under which it may grant up to 1,441,724 options. The Company has granted 1,374,691 options through December 31, 2005. The option exercise price equals the stock's market price on the date of grant. The options vest over various periods not in excess of five years from the date of grant and expire five to ten years from the date of grant. The security holders have approved the equity compensation plan.

A summary of the status of the Company's stock option plan at December 31, 2005, 2004 and 2003 and stock option activity during the years then ended is presented in the table below:

	2005		2004		2003	
	Shares	Weighted Exercise Price	Shares	Weighted Exercise Price	Shares	Weighted Exercise Price
Outstanding at beginning of year	617,408	$14.74	526,676	$12.58	499,332	$10.58
Granted	25,200	25.81	146,605	21.10	143,447	15.14
Exercised	(85,985)	12.96	(46,753)	6.64	(85,878)	7.10
Cancelled	(22,205)	16.71	(9,119)	8.60	(30,224)	9.59
OUTSTANDING AT END OF YEAR	**534,419**	**$15.47**	**617,408**	**$14.74**	**526,676**	**$12.58**
EXERCISABLE AT END OF YEAR	**354,837**	**$14.58**	**283,907**	**$12.89**	**199,075**	**$11.14**

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
	Number Outstanding at 12/31/05	Weighted-Average Remaining Contractual Life (In years)	Weighted-Average Exercise Price	Number Exercisable at 12/31/2005	Weighted-Average Exercise Price
Range of Exercise Prices					
$9.92 – $14.09	260,803	5.11	$11.46	223,495	$11.30
$14.83 – $19.03	121,308	6.07	$16.06	45,720	$15.97
$20.79 – $27.87	152,308	6.29	$21.88	85,622	$22.36
	534,419	**6.74**	**$15.47**	**354,837**	**$14.58**

NOTE 11: OTHER NONINTEREST INCOME AND EXPENSE

The components of Other Noninterest Income for the years ended December 31, 2005, 2004 and 2003 were as follows:

(In $000's)	2005	2004	2003
ATM surcharge	$439	$371	$279
Increase of cash value on insurance policies	298	357	338
Merchant services income	512	433	293
Commission on sale of non-deposit products	283	247	214
Commission on sale of mortgage products	31	45	232
Other	305	234	209
TOTAL	**$1,868**	**$1,687**	**$1,565**

The components of Other Noninterest Expense for the years ended December 31, 2005, 2004 and 2003 were as follows:

(In $000's)	2005	2004	2003
Professional services	$2,558	$1,240	$1,387
Business promotions	561	658	554
Stationery & supplies	499	393	380
Insurance	269	320	224
Other	2,289	2,427	1,983
TOTAL	**$6,176**	**$5,038**	**$4,528**

NOTE 12: INCOME TAXES

The provision (benefit) for federal and state income taxes for the years ended December 31, 2005, 2004 and 2003 consisted of:

(In $000's)	2005	2004	2003
Current			
Federal	$3,692	$2,186	$1,521
State	1,282	1,011	602
	4,974	3,197	2,123
Deferred			
Federal	(720)	(13)	70
State	(149)	(164)	(14)
	(869)	(177)	56
TOTAL	**$4,105**	**$3,020**	**$2,179**

Deferred tax assets and liabilities result from differences in the timing of the recognition of certain income and expense items for tax and financial accounting purposes. The sources of these differences and the amount of each are as follows as of December 31, 2005 and 2004:

(In $000's)	2005	2004
Deferred tax assets		
Allowance for loan losses	$1,989	$1,690
Deferred compensation	850	658
Unrealized loss on securities	813	—
State income tax	397	301
Additional minimum pension liability	238	—
Depreciation	85	—
Other	59	—
	$4,431	$2,649
Deferred tax liabilities		
Unrealized gain on securities	$—	$113
FHLB Stock Dividend	122	88
Accumulated accretion on investment securities	185	189
Depreciation	—	147
Leases	296	287
Other	—	1
	$603	$825
NET DEFERRED TAX ASSET	**$3,828**	**$1,824**

The Company believes that a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income.

The total tax differs from the federal statutory rate of 34% because of the following:

(In $000's)	2005 Amount	2005 Rate	2004 Amount	2004 Rate	2003 Amount	2003 Rate
Tax provision at statutory rate	$3,651	34.00%	$2,748	34.00%	$2,227	34.00%
Interest on obligations of states and political subdivisions exempt from federal taxation	(194)	-1.81%	(192)	-2.40%	(233)	-3.50%
State franchise taxes	751	6.99%	559	6.90%	382	5.80%
Life insurance policies	(101)	-0.94%	(121)	-1.50%	(115)	-1.80%
Other, net	(2)	-0.02%	26	0.40%	(82)	-1.20%
TOTAL	**$4,105**	**38.23%**	**$3,020**	**37.40%**	**$2,179**	**33.30%**

NOTE 13: RETIREMENT PLANS

401(K) AND PROFIT SHARING PLAN The Company offers a 401(k) and profit sharing plan into which eligible employees may elect to defer a portion of their eligible compensation, not to exceed Internal Revenue Service limitations. The Company matches the employees' contributions at a rate set by the Board of Directors (currently 50% of the first 5% of deferral of an individual's eligible compensation). The matching contributions are made in cash and vest over the first six years of employment. The Company makes discretionary contributions to the profit sharing plan that are set by the Board of Directors each year. Amounts charged to operating expenses under these plans representing the Company's contributions were $460,000, $301,000 and $415,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

DEFERRED COMPENSATION PLAN The Company has a deferred compensation plan for directors that allows directors of the Company to defer all or a portion of their compensation. The Company has purchased insurance on the lives of some of the participants and intends to hold these policies until death as a cost recovery of the Company's deferred compensation obligations of $723,000 and $601,000 at December 31, 2005 and 2004, respectively. Earnings credits on the deferred balances totaling $38,000 in 2005, $33,000 in 2004 and $26,000 in 2003 are included in noninterest expense.

SUPPLEMENTAL RETIREMENT PLAN The Company has a supplemental retirement plan covering key executives and directors ("Plan"). The Plan is a nonqualified defined benefit plan and is unsecured and unfunded and there are no Plan assets. The deferred benefit represents a stated amount for key executives and directors that generally vests over a stated service period and is reduced for early retirement. The Company has purchased insurance on the lives of the directors and executive officers in the plan and intends to use the cash values of these policies ($10,053,000 and $8,505,000 at December 31, 2005 and 2004 respectively) to pay the retirement and death benefit obligations. If the life insurance contract is terminated by the Company, the Company will have the obligation to pay the retirement and death benefits. The accrued pension obligation was $1,337,000 and $922,000 at December 31, 2005 and 2004, respectively, and is included in "Interest Payable and Other Liabilities". Accordingly, the plan had additional minimum liabilities of $1,307,000 as of December 31, 2005 and $0 at December 31, 2004. Due to these additional minimum liabilities, the plan also had accumulated other comprehensive expense before taxes of $573,000 at December 31, 2005 and $0 at December 31, 2004. The measurement date of the plan is December 31.

On October 1, 2005, the Company established the 2005 North Bay Bancorp Supplemental Executive Retirement Plan ("2005 SERP"). The 2005 SERP is designed to memorialize the Company's supplemental executive retirement plan pursuant to which the Company entered into Executive Supplemental Compensation Agreements ("Prior Agreements"). Participants who were eligible to receive benefits pursuant to the Prior Agreements will have their benefits provided by the 2005 SERP.

The following table sets forth the supplemental retirement plan's status:

(In $000's)	December 31, 2005	December 31, 2004
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$922	$700
Service cost	135	187
Interest cost	130	49
Actuarial (gain)/loss	619	(14)
Plan amendment	838	—
Benefits paid	—	—
PROJECTED BENEFIT OBLIGATION AT END OF YEAR	**$2,644**	**$922**
Change in Plan assets:		
Fair value of Plan assets at beginning of year	$—	$—
FAIR VALUE OF PLAN ASSETS AT END OF YEAR	**$—**	**$—**
Unfunded status	$(2,644)	$(922)
Unrecognized prior service cost	734	—
Unrecognized net actuarial loss/(gain)	573	—
NET AMOUNT RECOGNIZED	**$(1,337)**	**$(922)**
Accrued benefit liability	$(2,644)	$(922)
Intangible asset	734	—
Accumulated other comprehensive expense	573	—
NET AMOUNT RECOGNIZED	**$(1,337)**	**$(922)**
Weighted-average assumptions at December 31:		
Discount rate	5.40%	7.00%
Rate of compensation increase	N/A	N/A
Expected return on Plan assets	N/A	N/A

The following benefit payments, which reflect anticipated future events, as appropriate, are expected to be paid over the following years:

	(In $000's)
Year	Benefit Payments
2006	$30
2007	83
2008	93
2009	95
2010	105
2011–2015	1,076

The elements of pension costs for the supplemental retirement plan were as follows:

(In $000's)	December 31, 2005	December 31, 2004
Components of net periodic benefits cost:		
Service cost	$135	$187
Interest cost	130	49
Prior service cost	104	—
Amortization of loss/(gain)	46	—
Net periodic benefit cost	**415**	**236**
Expense due to special termination benefits	—	—
TOTAL	**$415**	**$236**

The net periodic pension cost was determined using the following assumptions:

(In $000's)	December 31, 2005	December 31, 2004
Discount rate in determining expense	5.50%	7.00%
Discount rate in determining benefit obligation at year end	5.40%	7.00%
Rate of increase in future compensation levels for determining expense	N/A	N/A
Rate of increase in future compensation levels for determining benefit obligation at year end	N/A	N/A
Expected return on Plan assets	N/A	N/A

The unrecognized prior service costs are amortized on a straight-line basis over eight years and the ten percent corridor method is used to amortize the cumulative unrecognized net gain or loss over the average expected future service of those expected to receive benefits under the plan. The average projected future service is 5.62 years.

NOTE 14: RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank makes loans to directors, officers and principal shareholders on substantially the same terms, including interest rates and collateral, as those for comparable transactions with unaffiliated persons. An analysis of net loans to related parties for the year ended December 31, 2005 is as follows:

(In $000's)	
Balance at beginning of year	$14,418
Additions	7,979
Repayments	11,168
BALANCE AT END OF YEAR	**$11,229**

Total undisbursed commitments as of December 31, 2005 were $7,953,000.

A law firm in which one of the Company's directors and one of its officers are principals serves as the Company's general counsel. During 2005, 2004 and 2003 fees of $137,000, $195,000 and $196,000 respectively, were paid to this firm.

NOTE 15: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank makes commitments to extend credit in the normal course of business to meet the financing needs of their customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

The Bank is exposed to credit loss, in the event of non-performance by the borrower, in the contract amount of the commitment. The Bank uses the same credit policies in making commitments as they do for on-balance-sheet instruments and evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, plant and equipment and real property.

The Bank also issues standby letters of credit, which are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support construction bonds, private borrowing arrangements and similar transactions. Most of these guarantees are short-term commitments expiring in decreasing amounts through 2009 and are not expected to be drawn upon. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral as deemed necessary, as described above.

The contract amounts of commitments not reflected on the Balance Sheet at December 31, 2005 and 2004 were:

(In $000's)	2005	2004
Contractual Amounts		
Loan commitments	$128,183	$106,883
Standby letters of credit	$7,917	$2,391

The Bank issues both financial and performance standby letters of credit. The financial standby letters of credit are primarily to guarantee payment to third parties. At December 31, 2005 there was $1,508,000 issued in financial standby letters of credit and the Bank carried no liability. The performance standby letters of credit are typically issued to municipalities as specific performance bonds. At December 31, 2005 there was $6,409,000 issued in performance standby letters of credit and the Bank carried no liability. The terms of the guarantees will expire primarily in 2006 with 15% expiring in 2007, 6% expiring in 2008, and 3% expiring in 2009. The Bank has experienced no draws on these letters of credit, and do not expect to in the future; however, should a triggering event occur, the Bank either has collateral in excess of the letter of credit or imbedded agreements of recourse from the customer.

NOTE 16: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2005 and 2004:

	2005		2004	
(In $000's)	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Financial assets:				
Cash and cash equivalents	$35,444	$35,344	$60,207	$60,207
Time deposits with other financial institutions	100	100	100	100
Investment securities	129,278	129,278	99,383	99,383
Loans, net	409,504	404,763	373,629	373,264
Cash value life insurance	10,053	10,053	8,505	8,505
Accrued interest receivable	2,862	2,862	2,244	2,244
Financial liabilities:				
Deposits	$516,393	$516,829	$484,493	$484,277
Borrowings	19,000	18,404	19,000	19,889
Junior subordinate debentures	10,310	10,310	10,310	10,310
Accrued interest payable	737	737	404	404

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS Cash and cash equivalents are valued at their carrying amounts because of the short-term nature of these instruments.

INVESTMENT SECURITIES Investment securities are valued at quoted market prices. See Note 2 for further analysis.

LOANS The fair value of loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities. The fair value of impaired loans is stated net of the related valuation allowance, if any.

ACCRUED INTEREST RECEIVABLE AND PAYABLE The balance approximates its fair value as these instruments have short-term maturities

DEPOSITS, TIME DEPOSITS WITH OTHER BANKS The fair value of demand deposits, savings accounts and interest-bearing transaction accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting the contractual cash flows at current rates offered for similar instruments with the same remaining maturities.

BORROWINGS The fair value of borrowings is estimated by discounting the contractual cash flows at current rates offered for similar instruments with the same remaining maturities.

JUNIOR SUBORDINATED DEBENTURES The balance approximates its fair value due to the structure having frequent repricing interest rates.

OFF BALANCE SHEET ITEMS The estimated fair value of the Company's off balance sheet items are not material to the fair value of financial instruments included in the consolidated balance sheets.

NOTE 17: CONCENTRATIONS OF CREDIT RISKS

The majority of the Bank's loan activity is with customers located in California, primarily in the counties of Napa and Solano. Although the Bank has a diversified loan portfolio, large portions of its loans are for commercial property, and many of the Bank's loans are secured by real estate in Napa and Solano County. Approximately 78% of the loans are secured by real estate. This concentration is presented below:

(In $000's)	December 31, 2005
Construction/land development:	
Land development	$5,154
Residential	7,878
Commercial	19,361
Real estate	233,723
Commercial loans secured by real estate	23,477
Installment loans secured by real estate	35,501
TOTAL	**$325,094**

NOTE 18: DIVIDEND RESTRICTIONS

The Company is regulated by the Board of Governors of the Federal Reserve System. Federal Reserve Board regulations prohibit cash dividends, except under limited circumstances, if the distribution would result in a withdrawal of capital or exceed the Bancorp's net profits then on hand after deducting its losses and bad debts. Furthermore, cash dividends cannot be paid without the prior written approval of the Federal Reserve Board if the total of all dividends declared in one year exceeds the total of net profits for that year, plus the preceding two calendar years, and less any required transfers to surplus under state or federal law.

The shareholders of North Bay Bancorp are entitled to receive dividends when and as declared by its Board of Directors out of funds legally available, subject to the restrictions set forth in the California General Corporation Law. The Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The Corporation Law further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: 1) the corporation's assets equal at least 1.25 times its liabilities; and 2) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, then the corporation's current assets must equal at least 1.25 times its current liabilities. The Company could also be restricted from declaring or paying cash dividends if it elected to defer interest payments on the subordinated debenture.

One of the primary sources of income for the Company, on a stand-alone basis, is the dividends from the Bank. The availability of dividends from the Bank is limited by various statutes and regulations. California law restricts the amount available for cash dividends by state-chartered banks to the lesser of retained earnings or the bank's net income for its last three fiscal years (less any distributions to shareholders made during such period). In the event a bank is unable to pay cash dividends due to insufficient retained earnings or net income for its last three fiscal years, cash dividends may be paid under certain circumstances with the prior approval of the California Department of Financial Institutions (the "DFI"). At December 31, 2005, $19.9 million of the Bank's retained earnings were available for dividend declaration to the Company without prior regulatory approval.

NOTE 19: RESTRICTIONS

The Bank is required to maintain reserves with the Federal Reserve Bank of San Francisco equal to a percentage of its reservable deposits. Reserve balances that were required by the Federal Reserve Bank were $0 and $25,000 for December 31, 2005 and 2004, respectively, and are reported in cash and due from banks on the balance sheet.

NOTE 20: REGULATORY MATTERS

The Company is subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory —and possible additional discretionary —actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2005, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the Company and Bank were well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since December 31, 2005 that management believes have changed the institution's category.

The Company's actual capital amounts and ratios are also presented in thousands in the following tables:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(In 000's)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:						
Total capital (to risk weighted assets)						
Consolidated	$66,599	13.01%	$40,801	>8.00%	$51,001	>10.00%
The Vintage Bank	61,342	11.99%	40,794	>8.00%	50,992	>10.00%
Tier 1 capital (to risk weighted assets)						
Consolidated	$61,532	12.02%	$20,401	>4.00%	$30,601	>6.00%
The Vintage Bank	56,275	11.00%	20,397	>4.00%	30,595	>6.00%
Tier 1 capital (to average assets)						
Consolidated	$61,532	9.87%	$24,929	>4.00%	$31,162	>5.00%
The Vintage Bank	56,275	9.11%	24,702	>4.00%	30,878	>5.00%
As of December 31, 2004:						
Total capital (to risk weighted assets)						
Consolidated	$58,216	12.49%	$37,280	>8.00%	$46,600	>10.00%
The Vintage Bank	41,169	11.57%	28,458	>8.00%	35,573	>10.00%
Solano Bank	12,004	10.93%	8,785	>8.00%	10,981	>10.00%
Tier 1 capital (to risk weighted assets)						
Consolidated	$53,973	11.58%	$18,640	>4.00%	$27,960	>6.00%
The Vintage Bank	37,949	10.67%	14,229	>4.00%	21,344	>6.00%
Solano Bank	10,981	10.00%	4,392	>4.00%	6,589	>6.00%

Continued

Tier 1 capital (to average assets)						
Consolidated	$53,973	9.38%	$23,010	>4.00%	$28,763	>5.00%
The Vintage Bank	37,949	8.43%	18,004	>4.00%	22,506	>5.00%
Solano Bank	10,981	9.31%	4,716	>4.00%	5,895	>5.00%

NOTE 21: FINANCIAL STATEMENTS OF NORTH BAY BANCORP (PARENT COMPANY ONLY)

For the years ended December 31, 2005, 2004 and 2003

CONDENSED BALANCE SHEETS

(In $000's except share data)	2005	2004
Assets		
Cash and due from banks	$4,582	$5,167
Investment in The Vintage Bank	54,797	38,122
Investment in Solano Bank	—	10,969
Investment in North Bay Statutory Trust 1	310	310
Other assets	681	150
TOTAL ASSETS	**$60,370**	**$54,718**
Liabilities and shareholders' equity		
Floating rate subordinated debenture (trust preferred securities)	$10,310	$10,310
Other liabilities	7	274
Total liabilities	**10,317**	**10,584**
Shareholders' equity		
Preferred stock, no par value – Authorized 500,000 shares Issued and outstanding – None		
Common stock, no par value – Authorized 15,000,000 shares Issued and outstanding – 4,099,884 shares in 2005 and 3,823,353 shares in 2004	39,965	33,473
Accumulated other comprehensive income	(1,478)	161
Retained earnings	11,566	10,500
Total shareholders' equity	**50,053**	**44,134**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$60,370**	**$54,718**

CONDENSED INCOME STATEMENTS

Net (loss) income before tax benefit and equity in

	2005	2004	2003
Income			
Interest on investment securities	$—	$74	$123
Service fees from subsidiaries	—	5,231	6,177
Total income	**—**	**5,305**	**6,300**
Expenses			
Interest on borrowings	740	559	531
Salaries and related benefits	—	4,441	4,104
Other expenses	469	3,760	3,342
Total expenses	**1,209**	**8,760**	**7,977**
Net (loss) income before tax benefit and equity in net income of subsidiaries	(1,209)	(3,455)	(1,677)
Tax benefit	498	1,415	642
Net (loss) income before equity in undistributed net income of subsidiaries	(711)	(2,040)	(1,035)
Equity in undistributed net income of subsidiaries	7,344	7,104	5,406
NET INCOME	**$6,633**	**$5,064**	**$4,371**

CONDENSED STATEMENTS OF CASH FLOWS

(In $000's)	2005	2004	2003
Cash Flows From Operating Activities:			
Net income	$6,633	$5,064	$4,371
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	—	823	812
Amortization of investment securities premiums, net	—	71	117
Equity in undistributed net income of subsidiaries	(7,344)	(7,104)	(5,406)
Changes in:			
Interest receivable and other assets	(531)	326	(35)
Interest payable and other liabilities	(268)	(1,311)	533
Net cash provided by operating activities	**(1,510)**	**(2,131)**	**392**
Cash Flows From Investing Activities:			
Investment in Solano Bank	—	(3,000)	—
Investment securities available for sale:			
Proceeds from maturities and principal payments	—	6,400	785
Purchases	—	—	(4,573)
Sale and disposition of capital assets	—	1,335	—
Capital expenditures	—	(397)	(779)
Net cash used in investing activities	**—**	**4,338**	**(4,567)**
Cash Flows From Financing Activities:			
Stock options exercised	1,496	492	644
Dividends	(571)	(481)	(441)
Net cash provided by (used in) financing activities	925	11	203
Net (decrease) increase in cash and cash equivalents	(585)	2,218	(3,972)
Cash and cash equivalents at beginning of year	5,167	2,949	6,921
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$4,582**	**$5,167**	**$2,949**

NOTE 22: SUMMARY OF UNAUDITED QUARTERLY RESULTS OF OPERATIONS

The following table sets forth the results of operation for the four quarters unaudited of 2005, 2004 and 2003. All per share amounts have been adjusted for the 2003, 2004, 2005 and 2006 stock dividends, as well as the 3-for-2 stock split in 2004.

				2005 Quarters Ended
(In $000's except share data)	**Dec 31**	**Sept 30**	**Jun 30**	**Mar 31**
Interest income	$9,197	$8,847	$8,145	$7,676
Interest expense	1,444	1,415	1,171	1,052
Net interest income	7,753	7,432	6,974	6,624
Provision for loan losses	100	300	230	185
Net interest income after provision for loan losses	7,653	7,132	6,744	6,439
Noninterest income	937	1,027	1,021	956
Noninterest expense	5,752	5,211	5,173	5,035
Income before provision for income taxes	2,838	2,948	2,592	2,360
Provision for income taxes	1,069	1,131	1,007	898
NET INCOME	**$1,769**	**$1,817**	**$1,585**	**$1,462**
Basic earnings per share	**$0.43**	**$0.45**	**$0.39**	**$0.36**
Diluted earnings per share	**$0.42**	**$0.43**	**$0.37**	**$0.34**

				2004 Quarters Ended
(In $000's except share data)	**Dec 31**	**Sept 30**	**Jun 30**	**Mar 31**
Interest income	$7,405	$6,822	$6,294	$6,064
Interest expense	1,035	961	859	688
Net interest income	6,370	5,861	5,435	5,376
Provision for loan losses	80	180	174	186
Net interest income after provision for loan losses	6,290	5,681	5,261	5,190
Noninterest income	969	986	1,257	986
Noninterest expense	4,701	4,667	4,571	4,597
Income before provision for income taxes	2,558	2,000	1,947	1,579
Provision for income taxes	986	750	740	544
NET INCOME	**$1,572**	**$1,250**	**$1,207**	**$1,035**
Basic earnings per share	**$0.39**	**$0.31**	**$0.30**	**$0.26**
Diluted earnings per share	**$0.37**	**$0.30**	**$0.30**	**$0.26**

Continued

(In $000's except share data)	Dec 31	Sept 30	Jun 30	Mar 31
				2003 Quarters Ended
Interest income	$5,842	$5,554	$5,494	$5,361
Interest expense	667	681	819	828
Net interest income	5,175	4,873	4,675	4,533
Provision for loan losses	103	45	45	45
Net Interest Income after provision for loan losses	5,072	4,828	4,630	4,488
Noninterest income	925	1,055	1,059	808
Noninterest expense	3,722	4,267	4,311	4,015
Income before provision for income taxes	2,275	1,616	1,378	1,281
Provision for income taxes	975	452	366	386
NET INCOME	**$1,300**	**$1,164**	**$1,012**	**$895**
Basic earnings per share	$0.32	$0.29	$0.26	$0.23
Diluted earnings per share	$0.32	$0.29	$0.26	$0.22

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of North Bay Bancorp is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control - Integrated Framework, management of the Company has concluded the Company maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rules 13a-15(f), as of December 31, 2005. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.

Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is also responsible for the preparation and fair presentation of the consolidated financial statements and other financial information contained in this report. The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

KPMG LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements as of and for the year ended December 31, 2005, and the Company's assertion as to the effectiveness of internal control over financial reporting as of December 31, 2005, as stated in its reports, which are included herein.

Terry L. Robinson
President and Chief Executive Officer

Patrick E. Phelan
Executive Vice President and Chief Financial Officer
March 15, 2006

The Board of Directors and Shareholders
North Bay Bancorp:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that North Bay Bancorp and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that North Bay Bancorp and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, North Bay Bancorp and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of North Bay Bancorp and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 15, 2006, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
San Francisco, California
March 15, 2006

The Board of Directors and Shareholders
North Bay Bancorp:

We have audited the accompanying consolidated balance sheets of North Bay Bancorp and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Bay Bancorp and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of North Bay Bancorp and subsidiaries internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

KPMG LLP
San Francisco, California
March 15, 2006

NORTH BAY BANCORP

Lauren A. Ackerman
Marketing Consultant

John B. Anthony, III
Chief Executive Officer
Anthony Industries, Inc.
(dba 7 Flags Car Washes)

Thomas N. Gavin
Partner
Gavin & Schreiner,
New York Life Insurance Agency

David B. Gaw, Chairman
Partner/Attorney
Gaw, Van Male, Smith, Myers & Miroglio
A Professional Law Corporation

Fred J. Hearn, Jr.
Chief Executive Officer
Hearn Pacific Corporation
(dba Hearn Construction)

Conrad W. Hewitt
Retired
Commissioner of California State Department of Financial Institutions

Connie L. Klimisch
Chief Executive Officer
Klimisch's, Inc.

Richard S. Long, Vice Chairman
Chief Executive Officer
Regulus Group, LLC

Thomas H. Lowenstein
President
North Bay Plywood

Thomas F. Malloy
Retired Partner
Malloy Imrie & Vasconi Insurance Services LLC

Andrew J. Nicks, M.D.
Partner
Radiology Medical Group of Napa

Terry L. Robinson
President & Chief Executive Officer
North Bay Bancorp

Thomas H. Shelton
President and
Chief Executive Officer
Joseph Phelps Vineyards

Stephen C. Spencer
President
Solano Gateway Realty

Denise C. Suihkonen
Partner
Suihkonen CPAs & Consultants, LLP

James E. Tidgewell
Managing Partner/CPA
G & J Seiberlich & Co., LLP

CORPORATE SECRETARY

Wyman G. Smith
Partner/Attorney
Gaw, Van Male, Smith, Myers & Miroglio
A Professional Law Corporation

MARKET MAKERS

Wedbush Morgan Securities
1300 S.W. Fifth Ave., Suite 2000
Portland, OR 97201
1 (800) 368-5948

Keefe, Bruyette & Woods, Inc.
787 Seventh Avenue
Fourth Floor
New York, NY 10019
(212) 887-7777

Sandler O'Neill & Partners, LP
919 Third Avenue
Sixth Floor
New York, NY 10022
(212) 466-7800

Hoefer & Arnett, Inc.
555 Market Street
18th Floor
San Francisco, CA 94105
(415) 538-5700

Howe Barnes Investments, Inc.
222 S. Riverside Plaza
Chicago, IL 60606
(312) 655-3000

GENERAL COUNSEL

Wyman G. Smith
Gaw, Van Male, Smith,
Myers & Miroglio
1000 Main Street, Suite 300
Napa, CA 94559

TRADING

Nasdaq NMS - Symbol NBAN

TRANSFER AGENT

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1 (800) 368-5948

NOTICE OF ANNUAL MEETING

COPIA
500 First Street
Napa, CA 94559
May 17, 2006 at 6pm

For additional copies of this report or copies of the 10-K Report contact:
Janet Washer or Stacey Divine
North Bay Bancorp
1190 Airport Road, Suite 101
Napa, CA 94558
(707) 252-5026

REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
55 Second Street, Suite 1400
San Francisco, CA 94105

WEB SITE

www.northbaybancorp.com

CORPORATE INFORMATION

Corporate Headquarters
1190 Airport Road, Suite 101
Napa, CA 94558

The Vintage Bank Office Locations
Main Office:
1500 Soscol Avenue
Napa, CA 94559-1314

3271 Browns Valley Road
Napa, CA 94558-5499

3626 Bel Aire Plaza
Napa, CA 94558-2831

1065 Main Street
St. Helena, CA 94574

1190 Airport Road, Suite 100
Napa, CA 94558

3417 Broadway, Suite J2
American Canyon, CA 94503

Solano Bank Office Locations
Main Office:
403 Davis Street
Vacaville, CA 95688

1411 Oliver Road, Suite 100
Fairfield, CA 94534

1395 E. Second Street
Benicia, CA 94510

976 A Admiral Callaghan Lane
Vallejo, CA 94591





BAYBANCORP.COM

1190 AIRPORT ROAD
SUITE #101
P.O. BOX 2200
NAPA, CA 94558-1314
(707) 252-5026

STOCK SYMBOL: NBAN